UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act Of 1934

For the month of November, 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of Registrant’s Name into English)

Av. Brigadeiro Faria Lima, 4100, 16th floor

São Paulo, SP, Brazil 04538-132 Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Cosan Limited

Interim consolidated financial statements

September 30, 2020 and 2019

cosan
Limited

1

2

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	5.1	13,937,829	8,472,274
Marketable securities	5.2	3,938,125	3,115,503
Trade receivables	5.3	1,873,008	1,786,095
Derivative financial instruments	5.8	325,747	144,422
Inventories	7	888,611	787,322
Receivables from related parties	5.4	152,725	58,619
Income tax receivable		220,681	215,578
Other current tax receivable	6	1,111,907	950,246
Dividends receivable		74,282	23,252
Sector financial assets	12	318,684	—
Other financial assets		69,615	81,972
Other current assets		350,610	356,554
Total current assets		23,261,824	15,991,837

Trade receivables	5.3	28,617	28,299
Restricted cash	5.2	38,827	147,910
Deferred tax assets	14	1,853,290	1,607,566
Receivables from related parties	5.4	120,291	114,722
Income taxes receivable		26,501	168,089
Other non-current tax receivable	6	761,294	726,766
Judicial deposits	15	870,973	943,457
Other financial assets		1,057	69,791
Derivative financial instruments	5.8	9,531,844	3,679,988
Contract asset	10.4	747,446	600,541
Other non-current assets		276,566	245,716
Investments in associates	8.1	373,927	377,707
Investments in joint ventures	9	7,658,237	7,548,960
Property, plant and equipment	10.1	13,172,900	12,153,136
Intangible assets and goodwill	10.2	17,166,082	16,843,659
Right-of-use assets	10.3	7,849,619	4,469,730
Total non-current assets		60,477,471	49,726,037

Total assets		83,739,295	65,717,874

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2020	December 31, 2019
Liabilities
Loans, borrowings and debentures	5.5	4,855,218	3,518,225
Leases	5.6	508,128	542,475
Derivative financial instruments	5.8	73,407	30,784
Trade payables	5.7	2,298,764	2,190,264
Employee benefits payables		338,776	381,337
Income tax payables		332,776	424,138
Other taxes payable	13	549,684	363,051
Dividends payable		10,009	214,104
Sector financial liabilities	12	93,414	—
Concessions payable	11	113,248	9,847
Payables to related parties	5.4	419,419	392,458
Deferred revenue		6,358	7,300
Other financial liabilities		461,382	543,879
Other current liabilities		337,356	299,349
Total current liabilities		10,397,939	8,917,211

Loans, borrowings and debentures	5.5	39,922,566	25,533,990
Leases	5.6	2,351,454	4,052,413
Preferred shareholders payable in subsidiaries		449,604	611,537
Derivative financial instruments	5.8	130,075	50,267
Other taxes payable	13	149,606	155,070
Provision for legal proceedings	15	1,390,376	1,354,171
Concessions payable	11	2,829,434	3,445,033
Payables to related parties	5.4	612	—
Post-employment benefits	23	723,446	705,003
Deferred tax liabilities	14	3,625,832	3,883,564
Sector financial liabilities	12	437,521	—
Deferred revenue		44,510	48,036
Other non-current liabilities		778,818	721,098
Total non-current liabilities		52,833,854	40,560,182
Total liabilities		63,231,793	49,477,393
Shareholders' equity	16
Share capital		5,328	5,328
Additional paid-in capital		587,271	887,165
Accumulated other comprehensive loss		(1,775,590)	(805,471)
Retained earnings		5,180,179	5,314,843
Profit for the period		971,479	—

Equity attributable to:
Owners of the Company		4,968,667	5,401,865
Non-controlling interests	8.3	15,538,835	10,838,616
Total shareholders' equity		20,507,502	16,240,481
Total shareholders' equity and liabilities		83,739,295	65,717,874

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated statement of profit or loss
and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)[1]	January 1, 2019 to September 30, 2019 (Restated)[1]
Net sales	18	5,757,379	14,854,795	5,731,189	15,523,947
Cost of sales	19	(3,878,694)	(10,222,213)	(3,764,804)	(10,711,446)
Gross profit		1,878,685	4,632,582	1,966,385	4,812,501

Selling expenses	19	(177,671)	(781,289)	(300,648)	(832,680)
General and administrative expenses	19	(416,878)	(1,028,684)	(335,526)	(875,260)
Other expenses, net	20	(89,470)	(2,875)	537,222	543,010
Operating expenses		(684,019)	(1,812,848)	(98,952)	(1,164,930)

Profit before equity in earnings of investees, finance results and taxes		1,194,666	2,819,734	1,867,433	3,647,571

Interest in earnings of associates	8.1	3,559	13,978	9,124	(12,988)
Interest in earnings of joint ventures	9	228,697	198,890	148,185	510,428
Equity in earnings of investees		232,256	212,868	157,309	497,440

Finance expense		(791,449)	(3,774,743)	(839,835)	(2,764,636)
Finance income		(1,938)	379,123	212,186	530,225
Foreign exchange, net		(471,150)	(4,438,948)	(935,240)	(828,572)
Net effect of derivatives		520,751	6,491,696	1,078,105	1,744,263
Finance results, net	21	(743,786)	(1,342,872)	(484,784)	(1,318,720)

Profit before taxes		683,136	1,689,730	1,539,958	2,826,291

Income taxes	14
Current		(340,084)	(744,413)	(403,822)	(809,301)
Deferred		171,702	434,773	16,327	83,141
		(168,382)	(309,640)	(387,495)	(726,160)

Profit from continuing operations		514,754	1,380,090	1,152,463	2,100,131
Profit (loss) from discontinued operation, net of tax	25	—	—	(3,905)	(14,481)

Profit for the period		514,754	1,380,090	1,148,558	2,085,650

Other comprehensive income
Items that may not be reclassified to profit or loss
Actuarial profit (loss) on defined benefit plan		3,345	3,349	(2)	(2)
		3,345	3,349	(2)	(2)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		(19,343)	(219,370)	3,698	(48,548)
Gain on cash flow hedge		(191,379)	(609,841)	(98,357)	(250,277)
Changes in fair value of financial assets		45	85	28	103
		(210,677)	(829,126)	(94,631)	(298,722)
Total other comprehensive (loss) income, net of tax		(207,332)	(825,777)	(94,633)	(298,724)

Comprehensive income		307,422	554,313	1,057,830	1,801,407
Comprehensive income (loss) - Discontinued operation		—	—	(3,905)	(14,481)

5

Consolidated statement of profit or loss

and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

Total comprehensive income for the period		307,422	554,313	1,053,925	1,786,926

Profit attributable to:
Owners of the Company		222,927	971,479	560,786	959,403
Non-controlling interests		291,827	408,611	587,772	1,126,247
		514,754	1,380,090	1,148,558	2,085,650
Total comprehensive income attributable to:
Owners of the Company		(784,102)	1,360	444,773	727,067
Non-controlling interests		1,091,524	552,953	609,152	1,059,859
		307,422	554,313	1,053,925	1,786,926
Earnings per share
Basic earnings per share	17	R$0.9978	R$4.3657	R$2.4283	R$4.1588
Diluted earnings per share	17	R$0.9978	R$4.2150	R$2.3365	R$3.9921

Earnings per share from continued operation
Basic earnings per share	17	R$0.9641	R$4.3657	R$2.4452	R$4.2216
Diluted earnings per share	17	R$0.9707	R$4.2150	R$2.3528	R$4.0666

The accompanying notes are an integral part of these consolidated interim financial statements. ¹ For details on this restated, see Note 25.

6

Consolidated statement of changes in equity

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2019	5,328	887,165	(805,471)	5,314,843	5,401,865	10,838,616	16,240,481
Net income for the period	—	—	—	971,479	971,479	408,611	1,380,090
Other comprehensive income (Note 16):
Loss on cash flow hedge	—	—	(403,508)	—	(403,508)	(206,333)	(609,841)
Foreign currency translation effects	—	—	(568,886)	—	(568,886)	349,516	(219,370)
Actuarial loss on defined benefit plan	—	—	2,219	—	2,219	1,130	3,349
Change in fair value of financial assets	—	—	56	—	56	29	85
Total comprehensive income for the period	—	—	(970,119)	971,479	1,360	552,953	554,313
Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	(15,595)	—	—	(15,595)	(13,798)	(29,393)
Dividends	—	—	—	(134,664)	(134,664)	—	(134,664)
Stock option exercised	—	(127,550)	—	—	(127,550)	(2,321)	(129,871)
Share-based payment transactions	—	157,946	—	—	157,946	4,747	162,693
Total contributions by and distributions to owners of the Company	—	14,801	—	(134,664)	(119,863)	(4,706)	(124,569)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(314,695)	—	—	(314,695)	4,151,972	3,837,277
Total transactions with shareholders	—	(314,695)	—	—	(314,695)	4,151,972	3,837,277
At September 30, 2020	5,328	587,271	(1,775,590)	6,151,658	4,968,667	15,538,835	20,507,502
The accompanying notes are an integral part of these consolidated interim financial statements.

7

Consolidated statement of changes in equity

(In thousands of Brazilian Reais - R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356
Adjustment on initial adoption of IFRS 16, net of tax	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)
At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965
Net income for the period	—	—	—	959,403	959,403	1,126,247	2,085,650
Other comprehensive income:
Loss on cash flow hedge	—	—	(150,804)	—	(150,804)	(99,473)	(250,277)
Foreign currency translation effects	—	—	(81,594)	—	(81,594)	33,046	(48,548)
Actuarial loss on defined benefit plan	—	—	—	—	—	(2)	(2)
Change in fair value of financial assets	—	—	62	—	62	41	103
Total comprehensive income for the period	—	—	(232,336)	959,403	727,067	1,059,859	1,786,926
Contributions by and distributions to owners of the Company:
Dividends - non-controlling interests	—	(13,167)	—	—	(13,167)	13,196	29
Share options exercised - Subsidiaries	—	—	—	—	—	—	—
Dividends prescribed in subsidiaries	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(26,139)	(26,139)
Treasury shares acquired	—	(1,127,673)	—	—	(1,127,673)	—	(1,127,673)
Share-based payment transactions	—	18,783	—	—	18,783	(3,499)	15,284
Total contributions by and distributions to owners of the Company	—	(1,122,057)	—	12,499	(1,109,558)	(8,190)	(1,117,748)
Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(642,147)	—	—	(642,147)	(920,762)	(1,562,909)
At September 30, 2019	5,328	1,348,070	(819,509)	4,957,905	5,491,794	11,108,440	16,600,234
The accompanying notes are an integral part of these consolidated interim financial statements.

8

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2020	September 30, 2019 (Restated)[1]
Cash flows from operating activities
Profit before taxes		1,689,730	2,826,291

Adjustments for:
Depreciation and amortization and adjustment to net recoverable value		1,867,888	1,713,141
Lease and concession	11	(348,319)	—
Interest in earnings of associates	8.1	(13,978)	12,988
Interest in earnings of joint ventures	9	(198,890)	(510,428)
Loss (gain) on disposals assets		(36,657)	16,789
Share-based payment		50,463	73,264
Legal proceedings provision		114,794	88,066
Indexation charges, interest and exchange, net		1,448,773	1,454,330
Sectorial financial assets and liabilities	12	224,082	—
Deferred revenue		(4,743)	(6,386)
Provisions for employee benefits		89,022	166,733
Allowance for doubtful accounts		54,154	1,065
Contractual obligations for sales of credit rights	20	68,311	(400,000)
Recovering tax credits	20	(22,034)	(254,938)
Other		38,288	(56,428)
		5,020,884	5,124,487
Changes in:
Trade receivables		171,489	(401,160)
Inventories		(58,246)	(106,498)
Other current tax, net		(14,655)	222,178
Income tax		(612,931)	(246,769)
Related parties, net		(79,821)	12,675
Trade payables		(110,794)	435,997
Employee benefits		(125,026)	(126,203)
Provision for legal proceedings		(128,493)	(97,041)
Other financial liabilities		(166,232)	(41,733)
Judicial deposits		(20,652)	(60,619)
Discontinued operation	25	—	(3,947)
Contractual obligations for sales of credit rights	20	(31,857)	—
Post-employment benefits		(23,383)	(26,625)
Concessions payable		(51,947)	(474)
Other assets and liabilities, net		(124,644)	(297,778)
		(1,377,192)	(737,997)

Net cash generated by operating activities		3,643,692	4,386,490

Cash flows from investing activities
Capital contribution in associates	8.1	(1,142)	(26,045)
Acquisition of subsidiary, net of cash acquired in consolidated	8.2	(94,631)	(9,837)
Sale (purchase) of marketable securities		(773,318)	1,955,445
Restricted cash		119,235	(38,311)
Dividends received from associates		9,579	15,983
Dividends received from joint ventures		—	869,731
Acquisition of property, plant and equipment, intangible assets and contract assets		(2,758,397)	(1,931,088)
Net cash from sale of discontinued operations	25	—	615

9

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

Discontinued operation		(51,288)	—
Cash received on sale of fixed assets, and intangible assets		3,045	10,578

Net cash generated by (used in) investing activities		(3,546,917)	847,071

Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	10,204,701	5,833,853
Repayment of principal on loans, borrowings and debentures	5.5	(2,628,554)	(3,551,250)
Payment of interest on loans, borrowings and debentures	5.5	(1,366,758)	(1,135,906)
Payment of derivative financial instruments		(60,026)	(169,713)
Receipt of derivative financial instruments		1,028,508	235,201
Payment of derivative financial instruments, except debt		(101,461)	—
Receipt of derivative financial instruments, except debt		106,519	—
Payment of principal on leases	5.6	(5,361,035)	(358,782)
Payment of interest on leases	5.6	(462,088)	(148,083)
Equity contribution from non-controlling interest	8.3	75,000	434,000
Equity contribution from shareholders interest	8.3	4,312,772	31,651
Payments to redeem entity's shares		(318,828)	(1,127,673)
Non-controlling interest subscription		—	1,192
Acquisition of non-controlling interests		(269,977)	(2,145,761)
Dividends paid		(357,167)	(336,524)
Dividends paid - Preferential shares		(174,227)	(242,965)
Receipts of consideration assets	8.1	65,478	—
Discontinued operation	25	—	(4,883)
Share options exercised		(22,804)	(45,961)

Net cash generated by (used in) financing activities		4,670,053	(2,731,604)

Increase in cash and cash equivalents		4,766,828	2,501,957

Cash and cash equivalents at beginning of period		8,472,274	3,621,798
Effect of exchange rate fluctuations on cash held		698,727	289,316
Cash and cash equivalents at end of period		13,937,829	6,413,071

Additional information
Income tax paid		624,312	201,284

The accompanying notes are an integral part of these interim financial statements.
[1] For details on this restated, see Note 25.

10

Consolidated statement of cash flows

(In thousands of Brazilian Reais - R$)

Non-cash transaction

  At the Cosan Logística subsidiary, provision was made for social security tax assets related to the recovery of credits on the salary limit for contributions on behalf of third parties and taxation of the co-participation expenses of health plans, food vouchers and transportation vouchers, in the amount of R$ 22,927, of the of which R$ 22,034 (Note 20) are recorded under the heading “Recovering tax credits” and R$ 893 as “Interest, monetary and exchange variations, net”.

  Acquisition of assets for construction of the distribution network with payment in installments in the amount of R$ 18,548 (R$ 71,467 on September 30, 2019). Acquisition of logistical assets with payment in installments of R$ 99,313 on September 30, 2020 (R$ 13,321 on September 30, 2019).

  Contribution of Comgás assets and liabilities, as detailed in note 8.2;

  Refinancing of some debts with BNDES.

  Capital contribution in the subsidiary Payly Soluções de Payments S.A. (“Payly”) in the amount of R$ 10,000, through the capitalization of reimbursable expenses.

  Recognition of interest on equity decided by the Raízen Combustíveis S.A. in the amount of R$ 56,120

  Recognition of contractual obligations for sales of credit rights, in the amount of R$ 68,311 (Note 20).

  Registration of rights of use in the amount of R$ 3,518,110 related to new contracts covered by the lease (Note 5.6).

  Recognition of sectorial assets and liabilities by indirect subsidiary Comgás, as detailed in Note  12.

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders' equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow in financing activities, as it is considered to be part of the costs of obtaining financial resources.

11

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 66.33% and 73.48% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On January 14, 2020, the subsidiary Cosan S.A. contributed to the share capital of the subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), the totality of the shares it held in Companhia de Gás de São Paulo - COMGÁS (“Comgás” ), that is, 103,699,333 common shares and 27,682,044 preferred shares equivalent to 99.15% of the share capital, for the amount of R$ 2,861,936. Contributed shareholders' equity was that of December 31, 2019 and, therefore, as of January 1, 2020, Compass Gás e Energia became the holder of its control.

On January 30, 2020, the Company acquired, through its subsidiary Comercializadora de Gás S.A. (“Comercialização”), control of Black River Participações Ltda. (“Black River”), Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. jointly called “Compass Trading” for an amount equivalent to R$ 99,385. The purpose of the investment is to enter the electricity trading business.

On March 9, 2020, Cosan S.A. announced the creation of the “Gas and Energy” segment. This segment will integrate the operations of Comgás, TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Compass Trading. Our new gas and energy segment will be the vehicle through which we will develop the activities of (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; (ii) sale of electricity and natural gas; (iii) infrastructure in a regasification terminal and offshore flow pipeline; and (iv) thermal generation through natural gas.

12

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

On May 27, 2020, Cosan Logística, through its subsidiary Rumo Malha Paulista, celebrated with the union through the regulatory agency, the National Land Transportation Agency (ANTT), the 2nd amendment to the Rumo Malha Paulista Concession Agreement. The amendment was reviewed and authorized by the TCU - Federal Audit Court according to the order of May 20, 2020, a statement issued under TC 009.032 / 2016-9. As a result, the concession term for Malha Paulista was extended until 2058, through a series of financial commitments, in addition to the operational obligations stipulated in the renewal amendment:

  Payment of an additional grant in the amount of R$ 3,382,030, which is divided into quarterly installments over the term of the contract;

  Resumption of payment of the lease and concession of the original contract, quarterly payments that extend until December 2028;

  Payment of the remaining balance of the meeting of accounts related to the economic imbalance action, in the amount of R$ 1,347,609, in eight annual installments;

  Execution of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$ 6,100,000 (updated value until December 2017).

The extension of the concession of Rumo Malha Paulista fits as a relevant amendment to a contract registered in accordance with the provisions of IFRS 16. In this context, the present value of the additional grant, as well as the variation of the pre-existing lease due to the recalculation at the rate of implicit interest of the addendum (regulatory WACC), were recorded in lease liabilities against the corresponding use rights asset. In addition, future investments related to the concession contract will be recorded in property, plant and equipment as incurred.

On June 30, 2020, the Ordinary and Extraordinary General Meeting of the subsidiary Compass Gás e Energia approved the application for registration of the public offering for the primary distribution of common shares. On September 28, 2020, Compass Gás e Energia filed with the Securities and Exchange Commission (“CVM”) the request to cancel the public offering of primary distribution of common shares due to the deterioration of market conditions, however, the subsidiary maintained the registration of a public company with the CVM.

13

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Taking advantage of a market opportunity, aiming at protecting against a possible worsening of the economic scenario, Cosan Logística in July 2020 issued a bond operation with a green seal, in the amount of U.S.$500,000, due in January 2028. The destination of the funds it is the financing of investments in accordance with the specifications of the green seal, which include the replacement of rolling stock and modernization of railroads, providing better fuel efficiency and less emission of carbon dioxide.

On August 23, 2020, Cosan Logística invested an amount of R$1,710,000, which corresponds to 78,620,689 shares, in the public offering of shares of its subsidiary Rumo S.A., this operation generated a capital increase in the subsidiary of R $ 6,400,000, represented by 294,252,874 new common shares in the unit value of R$21.75, with this investment the Company now has a 28.19% interest in its subsidiary.

Considering the financial cost of the contracts (IPCA + 11.04% 1.1 of implicit interest) on September 15, 2020, the subsidiaries Rumo Malha Paulista and Rumo Malha Central prepaid 70 installments falling due in the amount of R$2,823,777 and 59 installments falling due in the amount of R$2,276,734, respectively, totaling R$ 5,100,511, as required by Letter No. 969 / GREG / 2020 and Letter No. 968 / GREG / 2020 to ANTT (National Land Transport Agency).

1.1.  Cybersecurity Incident

On March 11, 2020, the Company, its subsidiaries, jointly controlled and affiliated companies were subject to a ransomware cyberattack that caused a partial and temporary interruption of its operations. The affected entities within our group implemented their contingency plans, continued operating partially during the cyberattack, and have been progressively reconnecting their operating systems since the attack.

Following the incident, we have taken certain additional preventative measures to reduce cyber risks, including engaging a company to carry out a forensic analysis of the cyberattack we suffered, which affected the data center located at our Shared Service Center as well as user desktops and laptops connected to our network. Based on the experience and tools of the company we engaged, interviews with our information technology personnel and technical evidence present in the environment, we identified a number of servers to be examined in more detail. Although the entrance vector of the cyber-attack could not be identified, the process and characteristics of the cyber-attack could be satisfactorily identified. We believe this will assist us in reviewing our information technology systems to prevent further cyber-attacks.

Until September 30, 2020, the Company and its subsidiaries and jointly-owned subsidiaries spent approximately R$ 11,587 in relation to the cyber attack, including the costs of prevention, detection, response and management, implementation of additional cybersecurity technologies and hiring of specialized labor.

14

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

1.2.  Covid-19

On March 11, 2020, the World Health Organization officially declared this Covid-19 outbreak a pandemic. Our business has been and will continue to be adversely affected by the coronavirus pandemic and, as a consequence, some of our businesses decided to suspend the guidance for 2020.

The Company implemented a contingency plan with the objective of preserving the health and integrity of its employees and partners, in addition to ensuring the safety and continuity of operations considered essential activities, as it is a strategic input in hospitals, safety, food and energy.

Despite the measures taken to curb the progress of Covid-19 and the aid measures announced by governments worldwide, including the Brazilian government, to date, we cannot predict the extent, duration and impacts of these containment measures. or the results of aid measures in the countries where we operate and / or sell our products. Based on the information available, the main assessments and, where applicable, the main effects of the Covid-19 pandemic on our results of operations are:

a)      Government assistance measures

Several measures of economic and financial assistance were introduced by the federal entities, with the objective of assisting companies in mitigating the effects of the pandemic, with emphasis on the following, which were adopted by the companies of the Group:

  Ordinance of the Ministry of Economy No. 139 and No. 150 postponed the term for collecting the following federal taxes, due to the COVID-19 pandemic. The (a) Social contributions due by employers and domestic employers related to March and April, 2020 should be paid in August to October, 2020; and (b) PIS/PASEP and COFINS contributions regarding March and April, 2020 were also postponed to August and October, 2020, respectively.
  Provisional Measure No. 927 suspended the enforceability of the FGTS payments by employers concerning March, April and May of 2020, with maturity in April, May and June, respectively, which can be paid as from July in up to six installments, from July to December 2020.
  Provisional Measure No. 932. The Provisional Measure No. 932 reduces, until June 30, 2020, the rates of contributions to autonomous social services. The reductions were different for each entity that belongs to autonomous social services, varying from 0.05% to 1.25%.
  Federal Decree No. 10,305. The Federal Decree No. 10,305 reduces to zero the tax on financial transactions (Imposto sobre Operações Financeiras), or “IOF,” applicable to credit transactions contracted between April 3 and July 3, 2020.
  Ordinance of the Ministry of Economy No. 201. Ordinance No. 201 extended the maturity date of the monthly installments related to the installment programs administered by the Special Secretariat of the Federal Revenue of Brazil (Receita Federal do Brasil), or “RFB,” and by the National Treasury Attorney's Office (Procuradoria-Geral da Fazenda Nacional), or “PGFN.” As a result, the installments due in May, June and July 2020 are extended until the last business day of August, October and December 2020, respectively.
  Commitment signed between Comgás and the Government of the State of São Paulo to maintain the supply of gas to defaulting customers until July 31, 2020.

15

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

b)     Impact on interim financial statements

The Company ended the period ended September 30, 2020 with cash of R$17,875,954, positive net working capital of R$ 12,832,333 and a profit of R$ 1,380,090 million.

As a preventive action to reinforce our liquidity level during this period of high volatility, from March to September 2020, financing lines were contracted and used with financial institutions in the amount of R$ 8,222,950, (R$ 2,276,000 contracted by joint ventures) without any financial covenant clauses. Considering the current level of liquidity, the additional initiatives mentioned above, other lines of credit under negotiation and the prospects for the short and medium term, the Company does not foresee a material impairment of its operational and financial capacity that could affect the Company's continuity.

Our covenants ratios are assessed on a monthly basis to monitor our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. As of September 30, 2020, the Company's leverage (net debt / proforma EBITDA) was 3.11x (2.3x as of December 31, 2019). As of September 30, 2020, the Company was in compliance with all restrictive financial clauses.

Amid high market volatility, the Company believes that, at that moment, there will be a shift in cash flow between the months with circulation restrictions for the following months. Additionally, considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we believe that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the Covid-19 pandemic, our weighted average cost of capital should not suffer a material change.

The Company assessed the circumstances that could indicate the impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Therefore, the main long-term assumptions applied in the preparation of the cash flow models remain unchanged for the assessment of the impairment indicator. As a conclusion, it was verified that the discounted cash flows when compared to the book value of each segment, would result in a recoverable value higher than the book value. Our tax recovery projections are based on the same scenarios and assumptions above.

16

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators. , and is considered, on September 30, 2020, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that takes into account the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The maximum exposure to the Company's credit risk, net of losses due to the non-recoverability of financial assets, is the value of accounts receivable. The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets. In addition, the subsidiaries Comgás and Moove, revised the variables that make up the methodology for measuring expected losses, through the macroeconomic projections of each segment, capturing the estimates of reflexes in default and credit recovery for the next months, which reflected a total increase of approximately R$ 40,000 in expected losses in the accumulated of 2020, of which they are being gradually reduced due to reversals given the partial resumption of industrial and economic activities in general. Other counterparty credit risks for cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating agencies widely accepted by the market. Balances are allocated to institutions with a minimum grade of “A”. As of September 30, 2020, there was no deterioration in credit risk in these counterparties.

The Company will continue, throughout 2020, its constant monitoring of the market seeking to identify any deterioration, significant drop in demand from the sectors in which we operate, relevant changes in the economy or financial market that lead to an increase in the perception of credit risk on accounts a receive from customers. Eventual changes that deteriorate the economic and business environment, if manifested at a greater intensity than anticipated in the scenarios evaluated by the Company, may result in an additional expected credit loss recognition.

17

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Inventories are valued based on the lower of the historical acquisition or production cost and the net realizable value. The Company uses the estimated sale price in the normal course of business to estimate the net realizable value, therefore, a decline in the level of activity in the domestic or international markets in which the Company operates, as a result of the Covid-19 pandemic and measures to contain it, can affect the demand and price of these products and have an adverse effect on the realizable value of inventories. As our inventories are substantially comprised of lubricants, basic oil and materials for the construction of gas pipelines that are products that are not valid or have a long duration, we have identified any indicators of impairment.

To date, there have been no changes in the scope of the Company's leases, no adjustments to the right of use, including adding or terminating the right to use one or more underlying assets, or extending or reducing the term of the contractual lease. We also believe that there has been no change in the consideration for the leases that we are both lessees and lessors.

2  Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the period ended September 30, 2020.

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2019 and should be read together.

The information in the explanatory notes that have not undergone significant changes compared to December 31, 2019 has not been fully presented in this quarterly information.

On December 2, 2019, Cosan S.A. sold its shares in Cosan Biomassa S.A. to Raízen Energia S.A.. The comparative consolidated statement of profit or loss and statements of cash flows have been restated to show the discontinued operation separately from continuing operations (See Note 25).

These consolidated financial statements were authorized for issue by the Board of Directors on November 13, 2020.

18

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

3  Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2019. All balances have been rounded to the nearest thousand, except where otherwise indicated.

4  Segment information

Segment information is used by the Company’s top management (the Chief Operating Decision Maker) to assess the performance of the operating segments and make decisions regarding the allocation of resources. This information is prepared in a manner consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on earnings before interest, depreciation and amortization (“EBITDA - Earnings before interest, taxes, depreciation, and amortization”).

Reported segments:

  Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

  Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

19

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) commercialization of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law.

  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment;

  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

Reconciliation:

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although Raízen Energia and Raízen Combustíveis are joint ventures recorded under the equity method and are no longer proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is shown in the “Deconsolidated effects” column.

20

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2020 to September 30, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	7,659,684	20,645,018	3,602,421	3,068,127	1,628,395	2,156,048	276	(31,907,123)	(10,456)	6,842,390
Domestic market (i)	4,141,981	20,645,018	3,602,421	3,068,127	958,859	2,042,474	276	(28,389,420)	(10,456)	6,059,280
External market (i)	3,517,703	—	—	—	669,536	113,574	—	(3,517,703)	—	783,110
Net sales	7,320,290	19,873,426	2,366,023	2,426,913	1,287,996	2,052,667	259	(29,559,739)	(10,456)	5,757,379
Cost of sales	(6,482,768)	(19,004,214)	(2,001,790)	(1,670,634)	(966,270)	(1,251,498)	(748)	27,488,772	10,456	(3,878,694)
Gross profit	837,522	869,212	364,233	756,279	321,726	801,169	(489)	(2,070,967)	—	1,878,685
Selling expenses	(336,318)	(346,083)	(173,813)	(50,333)	(120,872)	(5,811)	(655)	856,214	—	(177,671)
General and administrative expenses	(172,014)	(97,984)	(47,706)	(184,026)	(58,756)	(101,012)	(73,084)	317,704	—	(416,878)
Other income (expenses), net	(15,118)	114,602	53,878	(9,040)	3,379	(41,086)	(42,723)	(153,362)	—	(89,470)
Interest in earnings of associates	—	140,884	—	—	—	4,788	587,853	(140,884)	(589,082)	3,559
Interest in earnings of joint ventures	1,622	(42)	—	—	—	—	228,697	(1,580)	—	228,697
Finance results, net	(353,492)	(23,292)	(47,803)	(127,110)	(31,785)	(445,721)	(139,170)	424,587	—	(743,786)
Finance expense	(360,636)	(141,796)	(28,552)	(51,759)	(8,460)	(587,911)	(143,319)	530,984	—	(791,449)
Finance income	108,066	64,736	17,511	31,523	262	53,362	(87,085)	(190,313)	—	(1,938)
Foreign exchange, net	(128,780)	(343,511)	(25,536)	(27,072)	(33,243)	(230,827)	(180,008)	497,827	—	(471,150)
Derivatives	27,858	397,279	(11,226)	(79,802)	9,656	319,655	271,242	(413,911)	—	520,751
Income tax (expense)benefit	31,796	(160,786)	(7,905)	(130,324)	(42,849)	(50,940)	55,731	136,895	—	(168,382)
Profit for the period	(6,002)	496,511	140,884	255,446	70,843	161,387	616,160	(631,393)	(589,082)	514,754

Profit (loss) attributable to:
Owners of the Company	(20,516)	477,289	140,884	250,624	48,803	31,413	481,169	(597,657)	(589,082)	222,927
Non-controlling interests	14,514	19,222	—	4,822	22,040	129,974	134,991	(33,736)	—	291,827
	(6,002)	496,511	140,884	255,446	70,843	161,387	616,160	(631,393)	(589,082)	514,754
Other select data
Depreciation and amortization	1,014,022	76,676	169,733	132,928	32,006	454,025	4,073	(1,260,431)	—	623,032
EBITDA	1,329,716	757,265	366,325	645,808	177,483	1,112,073	703,672	(2,453,306)	(589,082)	2,049,954
Additions to PP&E, intangible and Contracts assets	420,458	52,639	63,740	254,159	9,100	698,561	4,689	(536,837)	—	966,509

Reconciliation of EBITDA
Profit (loss) for the period	(6,002)	496,511	140,884	255,446	70,843	161,387	616,160	(631,393)	(589,082)	514,754
Income tax and (expense) benefit	(31,796)	160,786	7,905	130,324	42,849	50,940	(55,731)	(136,895)	—	168,382
Finance results, net	353,492	23,292	47,803	127,110	31,785	445,721	139,170	(424,587)	—	743,786
Depreciation and amortization	1,014,022	76,676	169,733	132,928	32,006	454,025	4,073	(1,260,431)	—	623,032
EBITDA	1,329,716	757,265	366,325	645,808	177,483	1,112,073	703,672	(2,453,306)	(589,082)	2,049,954

21

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2020 to September 30, 2020
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	22,407,990	56,602,632	10,529,141	8,719,577	3,959,459	5,580,224	607	(89,539,763)	(27,999)	18,231,868
Domestic market (i)	13,207,272	56,602,632	10,529,141	8,719,577	2,222,259	5,270,115	607	(80,339,045)	(27,999)	16,184,559
External market (i)	9,200,718	—	—	—	1,737,200	310,109	—	(9,200,718)	—	2,047,309
Net sales	21,309,068	54,162,273	7,143,590	6,462,010	3,116,028	5,304,191	565	(82,614,931)	(27,999)	14,854,795
Cost of sales	(19,168,230)	(52,181,598)	(6,717,552)	(4,384,970)	(2,388,886)	(3,473,550)	(2,806)	78,067,380	27,999	(10,222,213)
Gross profit	2,140,838	1,980,675	426,038	2,077,040	727,142	1,830,641	(2,241)	(4,547,551)	—	4,632,582
Selling expenses	(713,440)	(1,041,555)	(529,994)	(411,327)	(344,750)	(23,132)	(2,080)	2,284,989	—	(781,289)
General and administrative expenses	(479,062)	(330,056)	(126,339)	(376,834)	(162,598)	(285,576)	(203,676)	935,457	—	(1,028,684)
Other income (expenses), net	225,788	280,969	102,559	31,324	32,407	72,694	(139,300)	(609,316)	—	(2,875)
Interest in earnings of associates	—	(147,624)	—	8	—	11,473	1,128,057	147,624	(1,125,560)	13,978
Interest in earnings of joint ventures	(85,476)	925	—	—	—	—	198,890	84,551	—	198,890
Finance results, net	(868,326)	(238,015)	(104,081)	(172,962)	(101,802)	(1,177,417)	109,309	1,210,422	—	(1,342,872)
Finance expense	(1,052,186)	(516,274)	(100,095)	(224,357)	(24,226)	(2,380,423)	(1,145,737)	1,668,555	—	(3,774,743)
Finance income	296,316	187,364	27,220	156,140	17,031	132,022	73,930	(510,900)	—	379,123
Foreign exchange, net	(868,880)	(3,879,971)	(5,875)	(226,859)	(149,082)	(2,195,944)	(1,867,063)	4,754,726	—	(4,438,948)
Derivatives	756,424	3,970,866	(25,331)	122,114	54,475	3,266,928	3,048,179	(4,701,959)	—	6,491,696
Income tax (expense)benefit	(48,208)	(209,100)	84,193	(383,342)	(57,366)	(137,291)	268,359	173,115	—	(309,640)
Profit for the period	172,114	296,219	(147,624)	763,907	93,033	291,392	1,357,318	(320,709)	(1,125,560)	1,380,090

Profit (loss) attributable to:
Owners of the Company	117,220	278,894	(147,624)	751,229	64,087	61,020	1,220,703	(248,490)	(1,125,560)	971,479
Non-controlling interests	54,894	17,325	—	12,678	28,946	230,372	136,615	(72,219)	—	408,611
	172,114	296,219	(147,624)	763,907	93,033	291,392	1,357,318	(320,709)	(1,125,560)	1,380,090
Other select data
Depreciation and amortization	2,830,170	228,566	485,187	369,208	81,696	1,405,239	11,745	(3,543,923)	—	1,867,888
EBITDA	3,918,818	971,900	357,451	1,689,419	333,897	3,011,339	991,395	(5,248,169)	(1,125,560)	4,900,490
Additions to PP&E, intangible and Contracts assets	2,062,778	182,474	206,738	739,620	19,459	1,981,870	17,448	(2,451,990)	—	2,758,397

Reconciliation of EBITDA
Profit (loss) for the period	172,114	296,219	(147,624)	763,907	93,033	291,392	1,357,318	(320,709)	(1,125,560)	1,380,090
Income tax and (expense) benefit	48,208	209,100	(84,193)	383,342	57,366	137,291	(268,359)	(173,115)	—	309,640
Finance results, net	868,326	238,015	104,081	172,962	101,802	1,177,417	(109,309)	(1,210,422)	—	1,342,872
Depreciation and amortization	2,830,170	228,566	485,187	369,208	81,696	1,405,239	11,745	(3,543,923)	—	1,867,888
EBITDA	3,918,818	971,900	357,451	1,689,419	333,897	3,011,339	991,395	(5,248,169)	(1,125,560)	4,900,490

(i) Domestic markets: sales within the countries where each entity is located; external markets: sales export.

22

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	July 1, 2019 to September 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	8,106,015	23,227,089	4,601,197	3,271,286	1,370,626	2,162,347	28	(35,934,301)	(14,958)	6,789,329
Domestic market (i)	5,956,612	23,227,089	4,601,197	3,271,286	728,187	2,089,905	28	(33,784,898)	(14,958)	6,074,448
External market (i)	2,149,403	—	—	—	642,439	72,442	—	(2,149,403)	—	714,881
Net sales	7,698,685	22,261,306	3,282,656	2,585,530	1,100,726	2,059,864	27	(33,242,647)	(14,958)	5,731,189
Cost of sales	(7,162,681)	(21,353,241)	(3,147,796)	(1,666,191)	(875,216)	(1,238,323)	(32)	31,663,718	14,958	(3,764,804)
Gross profit	536,004	908,065	134,860	919,339	225,510	821,541	(5)	(1,578,929)	—	1,966,385
Selling expenses	(209,861)	(381,113)	(172,944)	(154,529)	(136,483)	(6,637)	(2,999)	763,918	—	(300,648)
General and administrative expenses	(172,273)	(130,677)	(34,961)	(98,255)	(45,126)	(98,454)	(93,691)	337,911	—	(335,526)
Other income (expenses), net	84,228	308,897	24,498	(18,243)	(93)	35,451	520,107	(417,623)	—	537,222
Interest in earnings of associates	—	(176,616)	—	—	(24)	7,730	946,361	176,616	(944,943)	9,124
Interest in earnings of joint ventures	1,176	—	—	—	—	—	148,185	(1,176)	—	148,185
Finance results, net	(193,499)	(10,294)	(149,948)	(26,682)	(50,654)	(300,110)	(107,338)	353,741	—	(484,784)
Finance expense	(325,151)	(84,097)	(24,013)	(101,154)	(3,513)	(460,225)	(274,943)	433,261	—	(839,835)
Finance income	111,257	77,202	7,578	74,532	(1,080)	62,353	76,381	(196,037)	—	212,186
Foreign exchange, net	(152,702)	(731,011)	(216,273)	(50,555)	(59,852)	(440,280)	(384,553)	1,099,986	—	(935,240)
Derivatives	173,097	727,612	82,760	50,495	13,791	538,042	475,777	(983,469)	—	1,078,105
Income tax (expense)benefit	1,698	(219,363)	21,879	(202,395)	(1,872)	(94,103)	(89,125)	195,786	—	(387,495)
Profit for the period	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,321,495	(169,756)	(944,943)	1,152,463
Profit (loss) from discontinued operations	—	—	—	—	—	—	(3,905)	—	—	(3,905)
Profit (loss) attributable to:
Owners of the Company	19,204	284,019	(176,616)	415,475	(6,723)	80,535	1,016,442	(126,607)	(944,943)	560,786
Non-controlling interests	28,269	14,880	—	3,760	(2,019)	284,883	301,148	(43,149)	—	587,772
	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,317,590	(169,756)	(944,943)	1,148,558
Other select data
Depreciation and amortization	721,764	67,238	126,685	112,808	36,233	442,857	3,117	(915,687)	—	595,015
EBITDA	961,038	595,794	78,138	761,120	80,017	1,202,488	1,521,075	(1,634,970)	(944,943)	2,619,757
Additions to PP&E, intangible and Contracts assets	538,386	89,208	109,705	207,814	9,042	396,670	2,114	(737,299)		615,640

Reconciliation of EBITDA
Profit (loss) for the period	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,321,495	(169,756)	(944,943)	1,152,463
Income tax and (expense) benefit	(1,698)	219,363	(21,879)	202,395	1,872	94,103	89,125	(195,786)	—	387,495
Finance results, net	193,499	10,294	149,948	26,682	50,654	300,110	107,338	(353,741)	—	484,784
Depreciation and amortization	721,764	67,238	126,685	112,808	36,233	442,857	3,117	(915,687)	—	595,015
EBITDA	961,038	595,794	78,138	761,120	80,017	1,202,488	1,521,075	(1,634,970)	(944,943)	2,619,757

23

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	January 1, 2019 to September 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	22,081,963	67,407,406	13,353,554	8,834,886	3,908,540	5,706,374	29	(102,842,923)	(23,562)	18,426,267
Domestic market (i)	16,843,037	67,407,406	13,353,554	8,834,886	2,076,880	5,515,171	29	(97,603,997)	(23,562)	16,403,404
External market (i)	5,238,926	—	—	—	1,831,660	191,203	—	(5,238,926)	—	2,022,863
Net sales	20,902,814	64,320,662	9,495,561	6,984,381	3,139,549	5,423,550	29	(94,719,037)	(23,562)	15,523,947
Cost of sales	(19,504,145)	(61,683,213)	(8,733,206)	(4,715,989)	(2,486,495)	(3,532,491)	(33)	89,920,564	23,562	(10,711,446)
Gross profit	1,398,669	2,637,449	762,355	2,268,392	653,054	1,891,059	(4)	(4,798,473)	—	4,812,501
Selling expenses	(617,519)	(1,110,162)	(503,288)	(455,855)	(369,250)	(2,222)	(5,353)	2,230,969	—	(832,680)
General and administrative expenses	(447,699)	(382,421)	(98,225)	(271,366)	(122,482)	(270,064)	(211,348)	928,345	—	(875,260)
Other income (expenses), net	132,681	686,761	73,328	2,676	(24)	8,435	531,923	(892,770)	—	543,010
Interest in earnings of associates	—	(14,631)	—	—	928	16,305	1,964,127	14,631	(1,994,348)	(12,988)
Interest in earnings of joint ventures	(3,082)	—	—	—	—	—	510,428	3,082	—	510,428
Finance results, net	(592,500)	(82,994)	(273,981)	(116,056)	(40,723)	(883,170)	(278,771)	949,475	—	(1,318,720)
Finance expense	(1,085,403)	(556,271)	(55,918)	(300,611)	(30,009)	(1,520,252)	(913,764)	1,697,592	—	(2,764,636)
Finance income	358,936	228,855	19,957	184,646	17,076	149,582	178,921	(607,748)	—	530,225
Foreign exchange, net	(98,946)	(545,050)	(287,665)	(44,638)	(48,419)	(380,925)	(354,590)	931,661	—	(828,572)
Derivatives	232,913	789,472	49,645	44,547	20,629	868,425	810,662	(1,072,030)	—	1,744,263
Income tax (expense)benefit	65,527	(539,311)	25,180	(482,200)	(34,803)	(183,534)	(25,623)	448,604	—	(726,160)
Profit for the period	(63,923)	1,194,691	(14,631)	945,591	86,700	576,809	2,485,379	(1,116,137)	(1,994,348)	2,100,131
Profit (loss) from discontinued operations	—	—	—	—	—	—	(14,481)	—	—	(14,481)
Profit (loss) attributable to:
Owners of the Company	(106,607)	1,144,643	(14,631)	908,025	62,148	118,522	1,865,056	(1,023,405)	(1,994,348)	959,403
Non-controlling interests	42,684	50,048	—	37,566	24,552	458,287	605,842	(92,732)	—	1,126,247
	(63,923)	1,194,691	(14,631)	945,591	86,700	576,809	2,470,898	(1,116,137)	(1,994,348)	2,085,650
Other select data							—
Depreciation and amortization	2,076,556	258,463	308,548	343,414	77,311	1,282,291	10,125	(2,643,567)	—	1,713,141
EBITDA	2,539,606	2,075,459	542,718	1,887,261	239,537	2,925,804	2,799,898	(5,157,783)	(1,994,348)	5,858,152
Additions to PP&E, intangible and Contracts assets	2,246,140	227,840	274,021	528,201	18,443	1,378,007	6,437	(2,748,001)	—	1,931,088

Reconciliation of EBITDA
Profit (loss) for the period	(63,923)	1,194,691	(14,631)	945,591	86,700	576,809	2,485,379	(1,116,137)	(1,994,348)	2,100,131
Income tax and (expense) benefit	(65,527)	539,311	(25,180)	482,200	34,803	183,534	25,623	(448,604)	—	726,160
Finance results, net	592,500	82,994	273,981	116,056	40,723	883,170	278,771	(949,475)	—	1,318,720
Depreciation and amortization	2,076,556	258,463	308,548	343,414	77,311	1,282,291	10,125	(2,643,567)	—	1,713,141
EBITDA	2,539,606	2,075,459	542,718	1,887,261	239,537	2,925,804	2,799,898	(5,157,783)	(1,994,348)	5,858,152

24

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	1,799,016	781,895	281,387	2,782,892	936,161	8,473,707	1,745,069	(2,862,298)	—	13,937,829
Marketable securities	—	—	—	1,007,100	274,997	1,680,300	975,728	—	—	3,938,125
Trade receivables	1,635,206	1,826,055	379,249	910,745	561,186	429,680	14	(3,840,510)	—	1,901,625
Derivative financial instruments	5,147,146	3,496,544	—	569,639	66,906	4,758,095	4,462,951	(8,643,690)	—	9,857,591
Inventories	5,582,920	2,803,190	1,521,230	115,646	510,164	262,755	46	(9,907,340)	—	888,611
Sectorial financial assets	—	—	—	318,684	—	—	—	—	—	318,684
Other financial assets	469,440	—	—	—	70,672	—	—	(469,440)	—	70,672
Other current assets	3,910,328	3,492,462	882,012	276,561	276,620	735,148	1,148,163	(8,284,802)	(526,287)	1,910,205
Other non-current assets	6,015,686	1,946,100	73,786	105,720	271,956	2,418,403	1,547,553	(8,035,572)	(395,890)	3,947,742
Investments in associates	—	3,518,773	386	—	—	50,100	14,343,211	(3,519,159)	(14,019,384)	373,927
Investments in joint ventures	531,642	739,820	—	—	—	—	7,658,237	(1,271,462)	—	7,658,237
Biological assets	1,002,926	—	—	—	—	—	—	(1,002,926)	—	—
Contract asset	—	2,227,446	75,356	737,871	9,575	—	—	(2,302,802)	—	747,446
Right-of-use assets	4,365,778	115,217	510,489	9,976	40,968	7,764,089	34,586	(4,991,484)	—	7,849,619
Property, plant and equipment	11,732,170	2,558,265	4,351,343	7,879	333,043	12,751,619	80,359	(18,641,778)	—	13,172,900
Intangible assets and goodwill	3,613,256	2,514,972	10,642	8,568,266	1,291,689	7,283,738	22,389	(6,138,870)	—	17,166,082
Loans, borrowings and debentures	(18,585,240)	(6,823,754)	(986,666)	(7,449,361)	(930,922)	(22,777,523)	(13,619,978)	26,395,660	—	(44,777,784)
Derivative financial instruments	(4,357,474)	(169,704)	(7,008)	(71,405)	(2,002)	—	(130,075)	4,534,186	—	(203,482)
Trade payables	(3,855,510)	(4,568,225)	(1,013,777)	(985,532)	(696,250)	(613,426)	(3,556)	9,437,512	—	(2,298,764)
Employee benefits payable	(452,734)	(90,854)	(59,694)	(70,927)	(78,860)	(166,806)	(22,183)	603,282	—	(338,776)
Sectorial financial liabilities	—	—	—	(530,935)	—	—	—	—	—	(530,935)
Other current liabilities	(3,192,570)	(2,408,602)	(1,170,192)	(575,008)	(398,347)	(834,018)	(503,025)	6,771,364	80,166	(2,230,232)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(449,604)	—	—	(449,604)
Leases	(3,980,638)	(126,957)	(465,537)	(10,860)	(44,142)	(2,766,713)	(37,868)	4,573,132	—	(2,859,583)
Other non-current liabilities	(1,878,900)	(5,557,405)	(863,847)	(1,992,570)	(556,564)	(5,881,571)	(1,953,938)	8,300,152	842,010	(9,542,633)
Total assets (net of liabilities) allocated by segment	9,502,448	6,275,238	3,519,159	3,724,381	1,936,850	13,567,577	15,298,079	(19,296,845)	(14,019,385)	20,507,502
Total assets	45,805,514	26,020,739	8,085,880	15,410,979	4,643,937	46,607,634	32,018,306	(79,912,133)	(14,941,561)	83,739,295

Shareholders' equity attributable to:
Equity attributable to owners of the Company	9,393,339	6,016,548	3,519,159	3,657,838	1,344,125	2,169,064	11,817,025	(18,929,046)	(14,019,385)	4,968,667
Non-controlling interests	109,109	258,690	—	66,543	592,725	11,398,513	3,481,054	(367,799)	—	15,538,835
Total shareholders' equity	9,502,448	6,275,238	3,519,159	3,724,381	1,936,850	13,567,577	15,298,079	(19,296,845)	(14,019,385)	20,507,502

25

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	December 31, 2019

	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,715,055	1,036,151	266,309	1,083,410	610,605	1,963,018	4,815,241	(4,017,515)	—	8,472,274
Marketable securities	—	—	—	200,233	43,856	1,751,853	1,119,561	—	—	3,115,503
Trade receivables	1,135,079	2,455,365	442,204	987,397	427,714	399,249	34	(4,032,648)	—	1,814,394
Derivative financial instruments	2,139,240	911,874	5,163	374,730	17,005	1,624,023	1,808,652	(3,056,277)	—	3,824,410
Inventories	4,592,428	3,007,893	1,099,632	89,586	449,211	248,456	69	(8,699,953)	—	787,322
Other financial assets	602,542	—	—	—	134,636	—	17,127	(602,542)	—	151,763
Other current assets	7,125,332	3,506,579	872,413	315,744	165,070	604,988	1,307,712	(11,504,324)	(789,265)	1,604,249
Other non-current assets	4,196,166	2,014,958	24,095	90,662	150,683	2,638,286	1,562,824	(6,235,219)	(488,229)	3,954,226
Investments in associates	—	2,612,576	276	—	365	52,012	12,760,443	(2,612,852)	(12,435,113)	377,707
Investments in joint ventures	577,008	727,936	—	—	—	—	7,548,960	(1,304,944)	—	7,548,960
Biological assets	734,495	—	—	—	—	—	—	(734,495)	—	—
Contract asset	—	2,736,589	48,985	594,602	5,939	—	—	(2,785,574)	—	600,541
Right-of-use assets	4,017,503	97,375	476,251	10,128	22,592	4,410,952	26,058	(4,591,129)	—	4,469,730
Property, plant and equipment	11,342,326	2,595,878	3,304,040	—	310,007	11,770,168	72,961	(17,242,244)	—	12,153,136
Intangible assets and goodwill	3,666,186	2,548,927	9,637	8,291,608	1,161,426	7,375,033	15,592	(6,224,750)	—	16,843,659
Loans, borrowings and debentures	(15,653,705)	(5,745,735)	(912,807)	(5,244,942)	(670,263)	(11,720,477)	(11,416,533)	22,312,247	—	(29,052,215)
Derivative financial instruments	(1,422,923)	(325,018)	—	—	(1,801)	(482)	(78,768)	1,747,941	—	(81,051)
Trade payables	(5,101,474)	(2,568,885)	(943,789)	(1,154,206)	(515,759)	(513,325)	(6,974)	8,614,148	—	(2,190,264)
Employee benefits payable	(360,414)	(77,692)	(48,752)	(59,928)	(70,068)	(216,685)	(34,656)	486,858	—	(381,337)
Other current liabilities	(4,317,609)	(5,859,807)	(856,185)	(683,555)	(217,705)	(711,305)	(1,113,183)	11,033,601	471,622	(2,254,126)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(611,537)	—	—	(611,537)
Leases	(3,504,501)	(103,807)	(439,860)	(10,843)	(27,431)	(4,529,139)	(27,475)	4,048,168	—	(4,594,888)
Other non-current liabilities	(2,046,961)	(4,492,725)	(734,761)	(1,998,107)	(408,386)	(6,531,054)	(2,180,300)	7,274,447	805,872	(10,311,976)
Total assets (net of liabilities) allocated by segment	10,435,773	5,078,432	2,612,851	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,480
Total assets	42,843,360	24,252,101	6,549,005	12,038,100	3,499,109	32,838,038	31,055,234	(73,644,466)	(13,712,607)	65,717,874

Shareholders' equity attributable to:
Equity attributable to owners of the Company	10,358,052	4,808,076	2,612,851	2,861,954	1,107,136	1,892,195	11,975,693	(17,778,979)	(12,435,113)	5,401,865
Non-controlling interests	77,721	270,356	—	24,565	480,560	6,723,376	3,610,115	(348,077)	—	10,838,616
Total shareholders' equity	10,435,773	5,078,432	2,612,851	2,886,519	1,587,696	8,615,571	15,585,808	(18,127,056)	(12,435,113)	16,240,481

26

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

4.1  Net sales by segment

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019
Reported segment

Raízen Energia
Ethanol	2,459,629	8,217,294	3,031,393	7,894,039
Sugar	2,442,965	5,830,926	593,659	2,926,573
Gas	342,698	1,362,892	1,056,161	2,411,100
Diesel	1,245,754	3,853,356	1,825,320	4,761,504
Cogeneration	586,940	1,692,210	1,151,721	2,798,869
Other	242,304	352,390	40,431	110,729
	7,320,290	21,309,068	7,698,685	20,902,814
Raízen Combustíveis
Fuels	21,986,007	60,588,733	25,122,039	72,637,253
Other	253,442	717,130	421,923	1,178,970
	22,239,449	61,305,863	25,543,962	73,816,223
Gas and Energy
Natural gas distribution
Industrial	1,338,961	3,584,789	1,594,044	4,494,613
Residential	417,892	1,038,628	432,476	951,429
Cogeneration	91,243	241,177	109,951	324,071
Automotive	53,811	156,890	90,483	258,433
Commercial	85,882	248,904	140,068	369,576
Construction revenue	223,040	639,360	199,730	541,780
Other	9,054	31,343	18,778	44,479
	2,219,883	5,941,091	2,585,530	6,984,381

Electricity trading	207,030	520,919	—	—

	2,426,913	6,462,010	2,585,530	6,984,381

Moove
Finished goods	1,078,097	2,767,260	1,036,599	2,928,196
Basic oil	169,288	256,912	46,917	178,465
Services	40,611	91,856	17,210	32,888
	1,287,996	3,116,028	1,100,726	3,139,549
Logistics
North operations	1,544,671	4,012,715	1,546,367	4,070,329
South operations	431,083	1,085,150	433,961	1,134,194
Container operations	76,914	206,326	79,536	219,027
	2,052,667	5,304,191	2,059,864	5,423,550
Reconciliation
Cosan Corporate	259	565	27	29

Deconsolidated effects and eliminations	(29,570,195)	(82,642,930)	(33,257,605)	(94,742,599)

Total	5,757,379	14,854,795	5,731,189	15,523,947

27

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5  Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	September 30, 2020	December 31, 2019
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	2,261,993	3,279,170
Marketable securities	5.2	3,938,125	3,115,503
Other financial assets		70,672	134,637
Derivate financial instruments	5.8	9,857,591	3,824,410
		16,128,381	10,353,720
Amortized cost
Cash and cash equivalents	5.1	11,675,836	5,193,104
Trade receivables	5.3	1,901,625	1,814,394
Restricted cash	5.2	38,827	147,910
Receivables from related parties	5.4	273,016	173,341
Sector financial assets	12	318,684	—
Dividends receivable		74,282	23,252
		14,282,270	7,352,001

Total assets		30,410,651	17,705,721

	Note	September 30, 2020	December 31, 2019
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	19,007,772	12,682,049
Leases	5.6	2,859,582	4,594,888
Trade payables	5.7	2,298,764	2,190,264
Other financial liabilities		461,382	543,879
Payables to related parties	5.4	420,031	392,458
Preferred shareholders payable in subsidiaries		449,604	611,537
Dividends payable		10,009	214,104
Sector financial liabilities	12	530,935	—
Tax installments - REFIS	13	200,015	213,360
		26,238,094	21,442,539
Fair value through profit or loss
Loans, borrowings and debentures	5.5	25,770,012	16,370,166
Consideration payable		235,424	184,370
Derivative financial instruments	5.8	203,482	81,051
		26,208,918	16,635,587

Total liabilities		52,447,012	38,078,126

28

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5.1 Cash and cash equivalents

	September 30, 2020	December 31, 2019
Cash and bank accounts	3,704,471	364,151
Savings account	1,067,784	885,740
Financial investments	9,165,574	7,222,383
	13,937,829	8,472,274

Financial investments are composed as follows:

	September 30, 2020	December 31, 2019
Investment fund
Repurchase agreements	1,763,625	2,799,706
Bank certificate of deposits - CDB	498,368	479,464
	2,261,993	3,279,170
Bank investments
Repurchase agreements	47,179	1,400,735
Bank certificate of deposits - CDB	6,727,127	2,541,334
Other	129,275	1,144
	6,903,581	3,943,213
	9,165,574	7,222,383

The Company’s onshore financial investments are remunerated at rates around 97% of the Brazilian interbank offering rate (Certificado de Depósito Interbancário), or “CDI,” at September 30, 2020 (100% of CDI in 2019) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in Note 22.

29

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5.2 Marketable securities and restricted cash

	September 30, 2020	December 31, 2019
Marketable securities
Government Bonds (i)	3,548,979	2,719,630
Bank certificate of deposit - CDB	119,116	125,413
Repurchase agreements	270,030	270,460
	3,938,125	3,115,503

Restricted cash
Investments linked to loans	4,054	86,681
Securities pledged as collateral	34,773	61,229
	38,827	147,910

(i)	Government Bonds have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”.

5.3 Trade receivables

	September 30, 2020	December 31, 2019
Domestic – Local currency	1,993,468	1,874,400
Export – Foreign currency	70,467	60,401
	2,063,935	1,934,801

Expected credit losses (i)	(162,310)	(120,407)
	1,901,625	1,814,394

Current	1,873,008	1,786,095
Non-current	28,617	28,299
	1,901,625	1,814,394

(i)	The subsidiary Comgás adapted its model for calculating expected losses to capture the estimates of effects on defaults and credit recovery for the coming months, which reflected a total increase of approximately R$ 40,000 in expected losses, in the accumulated of the year 2020, of which are being reduced due to reversals, given the partial resumption of industrial and economic activities in general.

30

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5.4 Related parties

a)      Summary of balances to related parties

	September 30, 2020	December 31, 2019
Current asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	72,906	50,296
Aguassanta Participações S.A.	349	444
Raízen Combustíveis S.A. (i)	14,054	7,588
Termag S.A.	65,238	—
Other	178	291
	152,725	58,619

Total current assets	152,725	58,619

Non-current assets
Corporate operation / Agreements
Raízen Combustíveis S.A. (i)	32,210	36,410
Other	9,769	—
	41,979	36,410
Preferred shares
Raízen Energia S.A. (i)	78,304	78,304
Janus Brasil Participações S.A	8	8
	78,312	78,312

Total non-current assets	120,291	114,722

Total assets	273,016	173,341

31

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	270,954	262,612
Raízen Combustíveis S.A. (i)	147,801	127,773
Radar Propriedades Agrícolas S.A.	—	150
Other	664	1,923
Total current liabilities	419,419	392,458

Non-current liabilities
Corporate operations / agreements
Other	612	—
Total non-current liabilities	612	—

(i)    Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent amounts owed to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

32

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

b)     Related party transactions

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restatement)	January 1, 2019 to September 30, 2019 (Restatement)
Product sales
Raízen Energia S.A.	109,782	284,109	63,028	245,990
Raízen Combustíveis S.A	54,225	131,953	61,279	167,188
Other	2,802	3,620	—	—
	166,809	419,682	124,307	413,178
Purchase of goods / inputs / services
Raízen Energia S.A.	—	—	(3,525)	(5,926)
Raízen Combustíveis S.A	(320,117)	(821,527)	(338,840)	(917,212)
Other	(912)	(939)	(789)	(1,045)
	(321,029)	(822,466)	(343,154)	(924,183)

Shared expense
Raízen Energia S.A.	(20,297)	(63,953)	(18,185)	(55,210)
	(20,297)	(63,953)	(18,185)	(55,210)
Financial result
Usina Santa Luiza	—	—	—	(41)
Raízen Energia S.A.	1	5	—	—
Raízen Combustíveis S.A	1,281	5,294	1,556	4,316
Other	11	16	149	18
	1,293	5,315	1,705	4,293

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan and share-based payment.

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1,2019 to September 30, 2019 (Restated)
Short-term benefits to officers and directors	45,654	89,717	18,797	71,683
Share-based payment transactions	8,750	18,158	5,261	10,021
Post-employment benefits	387	818	178	520
	54,791	108,693	24,236	82,224

33

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5.5 Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	September 30, 2020	December 31, 2019	Maturity	Objective
With guarantee
BNDES	URTJLP	6.96%	3,557,859	2,213,704	Dec-29	Expansion project
	Fixed	5.40%	693,979	834,039	Jan-25	Expansion project
	TJ462	8.37%	—	144,573	Oct-20	Investment
	Selic	6.28%	—	73,540	Oct-20	Investment
	Selic	6.45%	—	52,031	Jun-23	Investment
	TJLP	7.57%	—	83,174	Jun-23	Investment
	TJLP	5.95%	—	1,667	Jun-23	Investment
	Selic	6.80%	—	1,118	Sep-20	Expansion project
	Fixed	3.50%	1,164	1,426	Jan-24	Expansion project
	IPCA	7.46%	1,637	1,528	Nov-21	Expansion project
	URTJLP	10.47%	526	4,952	Mar-22	Expansion project
Export credit agreement (ECA)	Euribor + 0.58%	0.58%	105,059	79,528	Sep-26	Investment
EIB	U.S.$	3.88%	—	31,770	Jun-20	Investment
	U.S.$	2.94%	—	29,081	Sep-20	Investment
	U.S.$ + LIBOR	1.11%	67,286	71,129	May-21	Investment
	U.S.$ + LIBOR	0.89%	62,730	89,336	Sep-21	Investment
			4,490,240	3,712,596
Without guarantee
Foreign loans	GBP + Libor	1.16%	145,848	106,643	Dec-21	Acquisition
	GBP + Libor	1.84%	256,503	186,604	Dec-22	Acquisition
	GBP + Libor	1.72%	182,893	150,253	Jul-21	Acquisition
Other ( TTA França)	EUR - fixed	4.42%	3,115	3,561	Mar-22	Investment
NCE	CDI + 0,80%	2.72%	501,551	512,078	Dec-23	Exportation
	CDI + 1,03%	3.00%	81,596	—	Feb-23	Exportation
	CDI + 3,05%	5.01%	205,898	—	Mar-21	Exportation
	CDI + 3,15%	5.11%	462,066	—	Mar-21	Exportation
Perpetual Notes	U.S.$	8.25%	2,855,898	2,040,752	Nov-40	Acquisition
Loan 4131	U.S.$	4.79%	15,312	20,688	Oct-20	Working capital
	U.S.$ + Libor	2.90%	—	81,107	Feb-20	Working capital
	U.S.$	3.67%	452,020	313,493	May-23	Working capital
	U.S.$	1.36%	530,563	217,537	Nov-22	Working capital
	U.S.$	1.59%	421,479	—	Apr-21	Working capital
	CDI	4.60%	204,357	—	Apr-21	Working capital
Senior Notes Due 2023	U.S.$	5.00%	611,051	438,985	Mar-23	Acquisition
Senior Notes Due 2027	U.S.$	7.00%	4,633,146	3,234,647	Jan-27	Acquisition
Senior Notes Due 2024	U.S.$	7.38%	5,068,022	3,318,895	Feb-24	Acquisition
Senior Notes Due 2024	U.S.$	5.95%	1,310,345	903,636	Sep-24	Acquisition
Senior Notes Due 2025	U.S.$	5.88%	3,345,354	2,182,089	Jan-25	Acquisition
Senior Notes Due 2029	Fixed	5.25%	2,828,603	—	Jan-28	Acquisition
Senior Notes Due 2029	Fixed	5.50%	4,209,537	3,071,052	Sep-29	Acquisition
Guaranteed account	122% of CDI	2.38%	2,676	—	Feb-21	Working capital
	125.5% of CDI	5.53%	—	740	Jan-20	Working capital
Prepayment	U.S.$+Libor	3.81%	56,407	—	Mar-21	Working capital
	100% Libor	1.26%	113,007	80,932	Nov-21	Working capital
	100% Libor 0,76%	2.72%	57,807	40,474	Oct-20	Working capital
34

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Debentures	IGPM + 6,10%	23.96%	277,276	240,900	May-28	Working capital
	IPCA + 5.57%	9.84%	—	108,133	Sep-20	Working capital
	IPCA + 5.57%	2.95%	201,437	—	Jan-48	Working capital
	IPCA + 7.14%	9.40%	342,449	318,412	Dec-20	Working capital
	IPCA + 7.48%	9.75%	307,280	286,271	Dec-22	Working capital
	IPCA + 7.36%	9.63%	100,419	94,367	Dec-25	Working capital
	IPCA + 5.87%	8.10%	898,092	859,996	Dec-23	Working capital
	IPCA + 4.33%	6.53%	454,022	431,817	Oct-24	Working capital
	IPCA + 4.68%	6.89%	577,091	570,098	Feb-26	Working capital
	IPCA + 4.50%	6.70%	668,815	668,034	Feb-29	Working capital
	IPCA + 3,90%	6.09%	984,258	895,249	Oct-29	Working capital
	IPCA + 4,00%	6.19%	246,251	219,466	Oct-29	Working capital
	CDI - 2.65%	4.60%	1,719,362	—	Aug-25	Working capital
	IPCA + 6,80%	9.05%	789,400	—	Oct-29	Working capital
BNDES	IPCA - 3.25% base 252	5.43%	709,922	—	Apr-29	Working capital
	IPCA - 4.10% base 252	6.30%	180,344	—	Apr-29	Working capital
Working capital	CDI - 2.75%	4.70%	100,030	—	Jun-22	Working capital
Promissory note	CDI - 3.00% base 252	4.96%	593,028	—	Apr-21	Working capital
	CDI - 3.40% base 252	5.36%	513,030	—	Apr-21	Working capital
	106 % of CDI	4.67%	—	1,727,459	Feb-21	Acquisition (i)
	100% CDI + 0,50%	2.41%	2,069,984	2,015,251	Oct-22	Working capital
			40,287,544	25,339,619

Total			44,777,784	29,052,215

Current			4,855,218	3,518,225
Non-current			39,922,566	25,533,990

(i)           On December 20, 2019, Cosan S.A. announced a tender offer with an optional early redemption of the debentures from its second issuance of non-convertible, single series, unsecured debentures issued in February 28, 2019 and due on February 28, 2021. The optional early full redemption took place on January 16, 2020. Cosan S.A. redeemed debentures in aggregate amount of R$1,735,203.

The Company used the annual average rate of the CDI of 1.90% and Brazilian long-term interest rate (taxa de juros de longo prazo), or “TJLP,” of 4.91%.

Non-current borrowings are scheduled to fall due as follows:

	September 30, 2020	December 31, 2019
13 to 24 months	2,141,187	1,813,849
25 to 36 months	5,409,011	3,240,861
37 to 48 months	9,059,546	2,294,198
49 to 60 months	5,359,344	5,032,388
61 to 72 months	974,098	2,520,671
73 to 84 months	5,361,823	456,983
85 to 96 months	3,589,767	3,821,149
Thereafter	8,027,790	6,353,891
	39,922,566	25,533,990

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

35

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Brazilian reais (BRL)	17,445,798	12,360,022
U.S. Dollar (USD)	26,638,567	16,165,604
British pound (GBP)	585,244	443,500
Euro (EUR)	108,175	83,089
	44,777,784	29,052,215

All debts with maturity dates denominated in US dollars are protected against foreign exchange risk through derivatives, except for the perpetual bond

Below are the movements that occurred for the period ended September 30, 2020:

At December 31, 2019	29,052,215
Raised	10,204,701
Amortization of principal	(2,628,554)
Payment of interest	(1,366,758)
Interest, exchange rate and fair value	9,516,180
September 30, 2020	44,777,784

a)      Guarantees

Some financing agreements with the Brazilian National Economic and Social Development Bank (BNDES) of the subsidiaries Comgás and Rumo, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 1.04% p.a. or by real guarantees (assets) and escrow account. As of September 30, 2020, the balance of bank guarantees contracted was R$ 144,028 (R$532,558 as of December 31, 2019).

b)     Available credit line

As of September 30, 2020 and on December 31, 2019, the subsidiary Rumo S.A. had available unused credit lines in AA rating banks, in the total amount of R$ 487,978 (R$1,946,194 at December 31, 2019).

36

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The use of these credit lines is subject to certain contractual conditions.

c)      Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 3rd and 4th Issue – Comgás	Short-term debt (v) / Total debt (iii) cannot exceed 0.6	0.30
Debenture 3rd to 8th Issue – Comgás	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.41
BNDES	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.41
Loan 4131	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.41
Promissory note	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.41
Senior Notes 2027 - Cosan S.A.	Net debt pro forma (i) (iv) / EBITDA (ii) not higher than or equal to 3.5	2.64
Senior Notes Due 2024 – Cosan Limited	Net debt (i) / EBITDA (ii) not higher than or equal to 3.5	3.08
Senior Notes Due 2029 – Cosan Limited	Net debt (i) / EBITDA (ii) not higher than or equal to 3.5	3.08
BNDES - Rumo	Net debt (i) / EBITDA (ii) not lower than or equal 3.3x in December 2020	1.73
BNDES - Rumo	EBITDA (ii) / Consolidated Financial Result not lower than or equal 2.0x in December 2020	6.57

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities recorded in these interim financial statements. Pro forma net debt includes jointly controlled subsidiaries. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Total indebtedness corresponds to the sum of loans, financing, debentures and leases of the subsidiary Comgás, in the short and long term, on a consolidated basis (including the net balance of derivative transactions to which Comgás is a party).
(iv)	The effects of the recognition of IFRS 16 are not considered in the determination financial indexes for the valuation of covenants of this debenture, as provided for in the contract. Pro forma EBITDA considers the Company's consolidated EBITDA plus the proportional participation in Raízen Energia, Raízen Combustíveis and its subsidiaries, an eventual equity in the consolidated calculation, coming from Raízen, is excluded to avoid duplication. Pro forma EBITDA is a non-GAAP measure
(v)	Short-term indebtedness corresponds to the sum of short-term loans, financing, debentures and leases of the subsidiary Comgás and total indebtedness corresponds to the same short and long-term values, on a consolidated basis (including the net balance of derivative transactions that Comgás is a party).

Other loans, borrowings and debentures of the Company are not subject to financial covenants.

The loan terms include provisions for cross-default.

As of September 30, 2020, the Company and its subsidiaries were in compliance with all restrictive financial covenants.

37

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 22.

5.6 Leases

The balance sheet shows the following amounts relating to leases:

	Finance leases	Operating leases	Total

At January 1, 2020	429,591	4,165,297	4,594,888
Recognition of interest	47,012	473,942	520,954
Transfer of liabilities (i)	—	(55,478)	(55,478)
Payment of principal	(76,024)	(5,285,011)	(5,361,035)
Payment of interest	(46,163)	(415,925)	(462,088)
Additions	87,811	3,534,530	3,622,341
At September 30, 2020	442,227	2,417,355	2,859,582

Current	245,193	262,935	508,128
Non-current	197,034	2,154,420	2,351,454
	442,227	2,417,355	2,859,582

(i)             Transfer of parcels under litigation to lease and concessions (Note 11).

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (General Market Price Index (Índice Geral de Preços – Mercado), or “IGP-M,” or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA”) or may incur interest based on the TJLP) or CDI and some contracts have renewal or purchase options that were considered in determining the classification as lease.

38

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income during the period ended September 30, 2020 were recorded for other lease agreements that were not included in the measurement of lease liabilities:

September 30, 2020

Variable lease payments not included in the measurement of lease liabilities	15,931
Expenses relating to short-term leases	11,843
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	162
27,936

Additional Information

The Company, in full compliance with the rules, in measuring and remeasuring its lease liabilities and the right to use, proceeded to discount the present value of future lease installments without projecting the projected future inflation in the installments to be discounted.

The incremental interest rate (nominal) used by the Company and its subsidiaries was determined based on the interest rates to which the Company has access, adjusted to the Brazilian market and the terms of its contracts. Rates between 10.9% and 14.2% were used, according to the term of each contract.

5.7 Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

39

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Materials and service suppliers	1,522,071	1,356,978
Natural gas suppliers	737,009	815,798
Other	39,684	17,488
	2,298,764	2,190,264

5.8 Derivative financial instruments

Accounting policy (new operations)

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedge instrument and, if so, the nature of the hedged item. The Company designates certain derivatives as:

(i)              fair value hedge of recognized assets or liabilities or a firm commitment (fair value hedge); or

(ii)              hedge of a particular risk associated with cash flows from recognized assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the beginning of the hedge relationship, the Company documents the economic relationship between the hedge instruments and the hedged items, including changes in the cash flows of the hedge instruments, which should offset the changes in the cash flows of the hedged items. The Company documents its risk management objective and strategy for carrying out its hedge operations. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the income statement and are included in other gains / (losses).

The fair values of the derivative financial instruments designated in hedge relationships are disclosed below. The total fair value of a hedge derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months..

40

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The Company makes an assessment, both at the beginning of the hedge relationship and on an ongoing basis, on whether the hedge instruments should be highly effective in offsetting changes in fair value or in the cash flows of the respective attributable hedged items. For the hedged risk, and if the actual results of each hedge are within a range of 60% to 140%.

The Company has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

The Company has the flexibility to manage the contracts in this portfolio in order to obtain gains from variations in market prices, considering its policies and risk limits. Contracts in this portfolio can be settled at the net cash value or by another financial instrument (for example: entering into a clearing contract with the counterparty; or “undoing its position” of the contract before its exercise or prescription; or shortly after purchase), make a sale for the purpose of generating profit through short-term price fluctuations or gain with resale margin).

Such energy purchase and sale transactions are traded on an active market and meet the definition of financial instruments, due to the fact that they are settled at the net cash value, and are readily convertible into cash. Such contracts are accounted for as derivatives and are recognized in the balance sheet at fair value, on the date the derivative is entered into, and are revalued at fair value on the balance sheet date.

Financial assets and liabilities are offset and the net amount is shown in the balance sheet when there is a legal right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. The legal right must not be contingent on future events and must be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

The fair value of these derivatives is estimated based, in part, on price quotes published in active markets, insofar as such observable market data exist, and, in part, by the use of valuation techniques, which considers: (i ) prices established in recent purchase and sale operations, (ii) risk margin in supply and (iii) projected market price in the availability period. Whenever the fair value at initial recognition for these contracts differs from the transaction price, a gain in fair value or loss in fair value is recognized on the base date.

41

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	Notional		Fair value
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Fuel derivative agreements
Forward agreements (i)	13,422	—	(2,002)	—

Energy derivative agreements
Forward agreements (ii)	1,037,185	—	154	—

Exchange rate derivatives
Forward agreements	1,628,859	1,542,535	140,989	(30,784)

Interest rate and exchange rate risk
Swap agreements (shares) (iii)	600,000	—	25,837	—
Swap agreements (interest rate)	1,822,361	2,633,796	540,700	692,642
Swap agreements (exchange and interest rate)	12,644,604	10,888,474	8,948,431	3,081,501
	15,066,965	13,522,270	9,514,968	3,774,143

Total financial instruments			9,654,109	3,743,359

Assets			9,857,591	3,824,410
Liabilities			(203,482)	(81,051)

(i)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that can affects our lubricant costs.
(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.
(iii)	On April 9, 2020, the Company entered into a shares purchase and derivatives negotiation plan, or the Total Return Swap, with Banco Santander (Brasil) S.A. – Cayman Branch and Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior. Pursuant to the Total Return Swap, the Santander Fund will be able to purchase, on its own behalf, common shares issued by Cosan S.A., and Santander Cayman will be able to enter into equity swap transactions on its own behalf and on our behalf in connection with such shares. The maximum aggregate amount of derivatives which may be negotiated pursuant to the Total Return Swap and the maximum aggregate number of underlying Cosan S.A. shares thereunder are R$600,000 and 19,500,000, respectively.

42

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Debt derivative financial instruments are used only for economic hedge purposes and not as speculative investments.

Fair value hedge

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

43

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book value		Accumulated fair value adjustment
	Notional	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Loans, financing and debentures

Designated items
Debenture 3rd issue - 3rd series (Comgás)	—	—	(108,133)	575	(14,822)
Debenture 5th issue - single series (Comgás)	684,501	(898,092)	(859,996)	(29,474)	(90,110)
Senior notes 2023 (Cosan S.A.)	564,070	(611,041)	(438,985)	(200,599)	(99,541)
Senior notes 2024 (Rumo S.A.)	4,274,725	(5,064,420)	(3,318,895)	(2,014,958)	(471,159)
Senior notes 2025 (Rumo S.A.)	1,740,550	(3,345,354)	(2,182,089)	(1,303,306)	(295,208)
Senior notes 2024 (Cosan Limited)	1,128,140	(1,310,345)	(903,636)	(18,357)	(865,908)
Total debt	8,391,986	(11,229,252)	(7,811,734)	(3,566,119)	(1,836,748)

Derivative financial instruments

Hedge instruments
Debenture 3rd issue swaps - 3rd series (Comgás)	—	—	24,842	862	5,510
Debenture 5th issue swaps - single series (Comgás)	(684,501)	192,894	175,262	17,632	88,583
Senior swaps notes 2023 (Cosan S.A.)	(564,070)	442,980	227,315	9,974	128,357
Senior swaps notes 2024 (Rumo S.A.)	(4,274,725)	2,690,077	989,022	1,809,016	340,264
Senior swaps notes 2025 (Rumo S.A.)	(1,740,550)	1,634,319	479,481	1,191,721	201,679
Senior swaps notes 2024 (Cosan Limited)	(1,128,140)	541,786	154,523	12,385	805,312
Derivative total	(8,391,986)	5,502,056	2,050,445	3,041,590	1,569,705

Total	—	(5,727,196)	(5,761,289)	(524,529)	(267,043)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1: 1 hedge ratio for hedging relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

44

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

5.9 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	September 30, 2020	December 31, 2019
Senior notes 2023	Cosan S.A	100.37%	101.46%
Senior notes 2024	Rumo S.A	104.96%	107.90%
Senior notes 2024	Cosan Limited	103.16%	105.18%
Senior notes 2025	Rumo S.A	105.04%	107.27%
Senior notes 2027	Cosan S.A	106.10%	109.18%
Senior notes 2028	Cosan S.A	100.37%	-
Senior notes 2029	Cosan Limited	103.47%	104.48%
Perpetual notes	Cosan S.A	102.33%	104.06%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

45

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		September 30, 2020	December 31, 2019	September 30, 2020			December 31, 2019
Assets	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Investment funds	5.1	2,261,993	3,279,170	—	2,261,993	—	—	3,279,170	—
Marketable securities	5.2	3,938,125	3,115,503	—	3,938,125	—	—	3,115,503	—
Other financial assets		70,672	134,637	70,672	—	—	134,637	—	—
Derivate financial instruments	5.8	9,857,591	3,824,410	—	9,857,591	—	—	3,824,410	—
Total		16,128,381	10,353,720	70,672	16,057,709	—	134,637	10,219,083	—

Liabilities
Loans, borrowings and debentures	5.5	(25,770,012)	(16,370,166)	—	(25,770,012)	—	—	(16,370,166)	—
Consideration payable (i)		(235,424)	(184,370)	—	(207,761)	(27,663)	—	(158,275)	(26,095)
Derivative financial instruments	5.8	(203,482)	(81,051)	—	(203,482)	—	—	(81,051)	—
Total		(26,208,918)	(16,635,587)	—	(26,181,255)	(27,663)	—	(16,609,492)	(26,095)

(i)	Composed of: (i) consideration payable related to the intangible asset of the contract with ExxonMobil in the amount of R$207,761 (level 2); and (ii) variable contingent consideration payable of R$27,663 (level 3), which considers the present value of the expected payment discounted, using a risk-adjusted discount rate. The expected payment is determined considering the most likely scenario of revenue and projected EBITDA, which, in turn, determine the cash generation capacity. Significant unobservable inputs are the expected annual growth rate of revenue, the expected EBITDA margin and the 9.41% risk-adjusted discount rate.

46

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

6 Other tax receivables

	September 30, 2020	December 31, 2019
COFINS - Revenue tax	806,212	706,165
ICMS - State VAT	681,640	602,127
ICMS CIAP - State VAT	125,423	141,514
PIS - Revenue tax	154,130	150,099
Credit installment	42,038	41,516
Other	63,758	35,591
	1,873,201	1,677,012

Current	1,111,907	950,246
Non-current	761,294	726,766

7 Inventories

	September 30, 2020	December 31, 2019
Finished goods	515,307	457,447
Spare parts and accessories	242,604	236,347
Raw material for construction process	113,069	55,347
Warehouse and other	8,247	31,287
Fuels and lubricants	9,384	6,894
	888,611	787,322

47

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

8 Investments in associates

8.1 Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	September 30, 2020	December 31, 2019
Directly owned subsidiaries
Cosan Logística S.A.	73.48%	73.49%
Cosan S.A. (iii)	66.33%	64.59%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A.	64.52%	47.62%

Interest of Cosan S.A. in its subsidiaries
Comgás	—	99.15%
Compass Gás e Energia	99.01%	—
Cosan Lubes Investments Limited (CLI) (i)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Rumo S.A. (iv)	2.16%	1.71%
Cosan Logística S.A.	0.10%	0.10%

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS	75.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição	100.00%	100.00%
de Lubrificantes SA	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

48

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.19%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	28.47%
Elevações Portuárias S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%

(i)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$65,478 due to the satisfaction of conditions precedent on December 31, 2019, as a result and pursuant to the terms of the investment agreement between the CLI and CVC Fund VII (“CVC”).

(ii)	Management concluded that there are no material uncertainties that put the subsidiaries' operational continuity in doubt. Despite presenting on September 30, 2020 a combined investment amount with an unsecured liability of R$ 442,645, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

(iii)	On June 30, 2020, 6,291,200 shares were repurchased ordinary shares in the amount of R$ 318,828, with a maximum unit cost of R$ 61.24, a minimum unit cost of R$ 47.37 and an average unit cost of R$ 52.01. These shares represent 4.87% of Cosan's issued and outstanding common shares.

(iv)	The subsidiary Cosan SA has 40,065,607 shares, representing 2.16% of the total shares of Rumo SA (of which 13,333,333 shares were acquired through the issuance of a primary public offering, representing R$ 290,000, settled in cash, in 27 August 2020, according to the relevant fact disclosed). And 477,196 shares, representing 0.10% of the total shares of Cosan Logística, at market value, where it uses the measurement methodology at fair value and not the equity method. On September 30, 2020, the share price of Rumo SA and Cosan Logística was R$ 19.06 and R$ 17.70 (on December 31, 2019, R$ 26.10 and R$ 23.20), respectively.

49

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Set out below are the associates as at September 30, 2020 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

	At January 1, 2020	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Increase/ reduction of capital	Other	At September 30, 2020
Tellus Brasil Participações S.A.	102,342	2,850	—	(2,974)	—	—	102,218
Janus Brasil Participações S.A.	126,087	1,668	—	(2,514)	1,132	—	126,373
Radar Propriedades Agrícolas S.A	59,861	1,119	14	—	—	—	60,994
Radar II Propriedades Agrícolas S.A	31,976	696	70	(191)	—	—	32,551
Other	57,441	7,645	328	(7,184)	10	(6,449)	51,791
	377,707	13,978	412	(12,863)	1,142	(6,449)	373,927

50

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

8.2 Acquisition of subsidiaries

On January 30, 2020, the subsidiary Cosan completed the acquisition of 100% of the capital of the following companies:

Acquired name	Description of the operation
Compass Comercializadora de Energia Ltda	Natural gas and electricity trading
Compass Geração Ltda	Natural gas and electricity trading
Compass Energia Ltda	No operation
Black River Participações Ltda	No operation

Accurate and reliable estimates of the purchase price were made to determine the amount of goodwill paid on the transaction. Goodwill is the difference between the value of the net assets acquired and the price paid for the shares.

The Company, through independent consultants, estimated the fair value of all assets and liabilities of the acquisition date, including fixed assets, customer portfolios, brands and, possibly long-term loans. No material differences were identified between fair value and book value, and the net price paid was fully allocated to goodwill.

The balances of the acquired entities comprise assets and liabilities measured at fair value and, therefore, no adjustments to fair value and accounting policies were made.

51

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

a)      Identifiable assets acquired and liabilities assumed

The fair value of the assets and liabilities acquired is shown below:

	Compass Comercializadora	Compass Geração	Compass Energia	Total

Cash and cash equivalents	4,539	177	37	4,753
Trade receivables	12,384	149,163	-	161,547
Advance of suppliers	15	-	-	15
Other current tax receivable	134	89	31	254
Derivative financial instruments	1,377	-	-	1,377
Investments in associates	9	28	-	37
Property, plant and equipment	69	-	-	69
Trade payables	(13,585)	(83,669)	-	(97,254)
Other taxes payable	-	(162)	-	(162)
Other current liabilities	(97)	-	-	(97)
Other financial liabilities	-	(48.007)	-	(48,007)
Dividends payable	-	(508)	-	(508)
Payables to related parties	-	(17,063)	-	(17,063)
Deferred tax liabilities	(468)	-	-	(468)
Total identifiable assets, net	4,377	48	68	4,493

b)     Preliminary goodwill

The fair value on the date of acquisition of goodwill consisted of the following:

Total
Consideration transferred (i)	99,385
Total net assets acquired and liabilities assumed at fair value	4,493
Preliminary goodwill	94,892

(i)                    Consideration transferred net of acquired cash R$ 94,631.

Information obtained about facts and circumstances existing on the acquisition date may result in adjustments to the allocation of goodwill. The goodwill of R$ 94,892 comprises the amount of future economic benefits from the acquisition.

52

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Goodwill represents the portion of the purchase price greater than the sum of the net fair value of all assets acquired in the acquisition and liabilities assumed in the process. The useful life of the goodwill is indefinite and the balance of this asset is evaluated annually by the Company, or when there is an indication of impairment, using the discounted cash flow method.

	Nature	Evaluation methodology	Fair value	Useful life
Goodwill	Represent the portion of the purchase price that is higher than the sum of the net fair value of all of the assets purchased in the acquisition and the liabilities assumed in the process.	Discounted cash flow	94,892	Indefinite

Had the subsidiaries acquired been consolidated since January 1, 2020, the result for the period ended September 30, 2020 would present a net revenue of R$9,729,661 and net profit of R$270,254.

8.3 Non-controlling interests in subsidiaries

The following table summarizes the information relating to each of the Company’s subsidiary in which non-controlling shareholders hold significant interest. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	5,402,779	0.99%
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
Cosan Lubes	34,963,764	10,489,129	30.00%
Cosan S.A.	394,210,000	132,924,458	33.67%
Cosan Logística S.A.	463,224,241	122,813,171	26.52%
Payly	44,861,170	11,215,293	25.00%
Sinlog Tecnologia em Logística S.A.	21,000	10,000	35.48%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

49

53

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase / (decrease)	Other	At September 30, 2020
Cosan S.A.	3,604,875	132,381	(310,223)	55,011	—	—	(6,822)	3,475,222	—
Cosan Logística S.A.	630,185	19,132	13,858	2,160	(5)	—	(405)	664,925	—
Comgás	24,569	6,554	—	(11)	(1,158)	—	14	29,968	—
Compass Gás e Energia (i)	—	6,124	30,431	17	—	—	3	36,575	—
Cosan Lubes	470,497	27,467	—	75,540	—	—	—	573,504	—
Rumo S.A.	6,058,973	210,157	4,417,906	6,956	(2,262)	—	6,560	10,698,290	—
Logispot Armazéns	34,218	1,080	—	—	—	—	—	35,298	—
Other	15,299	5,716	—	4,669	(10,373)	6,666	3,076	25,053	—
	10,838,616	408,611	4,151,972	144,342	(13,798)	6,666	2,426	15,538,835

(i)	On January 30, 2020, a capital increase was made at Compass Gás e Energia, through the subscription of 6,222,650 registered shares in favor of non-controlling shareholders, totaling a total amount of R$ 75,000 (equivalent to 0,99% of the share capital of Compass Gás e Energia), generating a adjustment of R$ 44,569 in the investment amount held by Cosan S.A., due to the change in the percentage of equity interest.

(ii)	The movement of contributions made by shareholders is composed as follows:

September 30, 2020
Capital payment, Rumo S.A.	6,306,106
Capital payment, Payly Soluções de Pagamentos S.A.	6,666
(-) Elimination of Cosan Logística	(1,710,000)
(-) Elimination of Cosan S.A.	(290,000)
4,312,772

54

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

9  Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures as at September 30, 2019	563,987	(53,559)	510,428

At January 1, 2020	3,212,601	4,336,359	7,548,960
Interest in earnings of joint ventures	140,625	58,265	198,890
Other comprehensive (losses) income	514,966	(548,042)	(33,076)
Interest on capital (i)	(56,120)	—	(56,120)
Dividends	—	(417)	(417)
At September 30, 2020	3,812,072	3,846,165	7,658,237

(i)                   Amount proposed but not paid in the period.

55

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

According to the terms of the jointly-controlled subsidiary - Raizen, the subsidiary Cosan is responsible for certain legal proceedings that existed before the formation of Raizen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing program recorded in “Other taxes payable”. In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of US$ 350,000 thousand, unused on September 30, 2020.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

As of September 30, 2020, the Company was in compliance with the covenants of the contracts that govern the respective joint ventures.

10 Property, plant and equipment, intangible assets, goodwill, right-of-use assets and contract asset

10.1 Property, plant and equipment

a)      Reconciliation of carrying amount

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2019	1,186,365	1,163,862	6,000,272	6,724,322	1,509,025	434,555	17,018,401
Additions	78	2,061	14,950	840	2,102,642	789	2,121,360
Disposals	(576)	(818)	(85,828)	—	(123)	(16,020)	(103,365)
Transfers (iii)	29,281	128,139	433,844	486,621	(1,095,189)	61,319	44,015
Effect of exchange rate fluctuations	22,803	34,365	—	—	626	19,701	77,495
At September 30, 2020	1,237,951	1,327,609	6,363,238	7,211,783	2,516,981	500,344	19,157,906

Depreciation and impairment losses
At December 31, 2019	(360,434)	(532,019)	(1,914,789)	(2,020,767)	(6,870)	(30,386)	(4,865,265)
Additions	(47,147)	(103,206)	(427,194)	(392,979)	—	(38,005)	(1,008,531)
Disposals	7	641	82,134	—	—	13,032	95,814
Transfers (iii)	(7,333)	(38,107)	(1,900)	—	1,900	(18,299)	(63,739)
Impairment	(2,811)	(8,614)	(27,391)	(52,224)	(15,100)	—	(106,140)
Effect of exchange rate fluctuations	(8,994)	(17,912)	—	—	—	(10,239)	(37,145)
At September 30, 2020	(426,712)	(699,217)	(2,289,140)	(2,465,970)	(20,070)	(83,897)	(5,985,006)

At December 31, 2019	825,931	631,843	4,085,483	4,703,555	1,502,155	404,169	12,153,136
At September 30, 2020	811,239	628,392	4,074,098	4,745,813	2,496,911	416,447	13,172,900

56

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

(i)	On September 30, 2020, wagons and locomotives in the amount of R$ 745,203 (R$ 745,203 at December 31, 2019) were pledged to guarantee bank loans. (Note 5.5);
(ii)	They are substantially transfers from property, plant and equipment under construction as a result of the capitalization of said assets.

In the period ended June 30, 2020, the Company identified impairment indicators for the cash generating unit represented by the Rumo Malha Oeste concession: i) the network recorded a significant reduction in the volume transported due to operational problems on the road caused by the strong rains in the first quarter, causing management to seek alternatives to perform certain contracted volumes, volumes that supported the cash flow projection of that cash-generating unit until then; ii) the Management's decision to file the request for re-bidding creates uncertainty about the period in which Malha will be the operator, since it depends on the progress of the process. Accordingly, the Company recorded an impairment loss of R$ 107,106 (of which R$ 106,140 related to fixed assets and R$ 966 related to right to use assets, in “Other net income (expenses)”.

The determination of the recoverability of the assets depends on certain key assumptions, as described above, which are influenced by the market, technological and economic conditions in force at the time that this recovery is tested and, therefore, it is not possible to determine whether further losses by reduction recovery will occur in the future and, if they occur, whether they would be material.

For the quarter ended September 30, 2020, the Company did not identify the need to record additional provision for impairment.

 52

57

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

10.2 Intangible assets and goodwill

	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2019	904,977	18,024,518	435,795	46,170	829,091	387,278	20,627,829
Additions	3,778	4,019	—	—	72,087	9,730	89,614
Business combination (i)	94,892	—	—	—	—	—	94,892
Disposals	—	(40,218)	—	—	(92)	(2,526)	(42,836)
Transfers	—	417,880	—	3,697	13,086	54,995	489,658
Effect of exchange rate fluctuations	94,703	—	—	14,977	71,914	14,882	196,476
At September 30, 2020	1,098,350	18,406,199	435,795	64,844	986,086	464,359	21,455,633

Amortization and Impairment:
At December 31, 2019	—	(2,884,699)	(236,122)	(9,201)	(410,449)	(243,699)	(3,784,170)
Additions	—	(361,215)	(8,830)	—	(62,776)	(66,296)	(499,117)
Disposals	—	12,572	—	—	75	2,265	14,912
Transfers	—	(10)	—	—	4,853	867	5,710
Effect of exchange rate fluctuations	—	—	—	—	(19,096)	(7,790)	(26,886)
At September 30, 2020	—	(3,233,352)	(244,952)	(9,201)	(487,393)	(314,653)	(4,289,551)

At December 31, 2019	904,977	15,139,819	199,673	36,969	418,642	143,579	16,843,659
At September 30, 2020	1,098,350	15,172,847	190,843	55,643	498,693	149,706	17,166,082

(i)                   For more details, see Note 8.2.

a)              Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2020, R$ 45,753 was capitalized at an average rate of 5.26% p.a. (R$13,414 and 7.95 % p.a. on September 30, 2019).

58

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

b)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	September 30, 2020	December 31, 2019

Comgás (i)	During the term of the concession and extension of this date	8,249,840	8,129,822
Rumo(ii)		6,923,007	7,009,997
		15,172,847	15,139,819

Operating license for port terminal (iii)	4.00%	190,843	199,673

Trademarks:
Comma	Undefined	55,643	36,969
		55,643	36,969
Customers relationship:
Comgás	20.00%	186,818	161,786
Moove	8.70%	311,875	256,856
		498,693	418,642
Other
Software license	20.00%	91,559	81,669
Other		58,147	61,910
		149,706	143,579

Total		16,067,732	15,938,682

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;

(iii)	Port operating license and customer relationships of Rumo S.A., from the business combination.

c)                  Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests the recoverable amounts of goodwill arising from business combinations. Property, plant and equipment and intangible assets with finite lives that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of impairment analysis, concession contracts were defined as cash generating units, each recorded on separated legal entities. The basis for annual assessment and testing on September 30, 2020.

For the nine months ended, an impairment test was carried out (Note 10.1) and the amount of R$107,106 was recognized as due provisions.

59

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

10.3 Right-of-use assets

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
At December 31, 2019	247,430	10,718	1,038,641	66,931	14,259	3,803,954	5,181,933
Additions (i)	105,072	4,479	—	—	—	3,406,560	3,516,111
Contractual adjustments	10,540	7,512	1,649	15,438	(104)	64,940	99,975
Disposals	(396)	—	—	—	—	—	(396)
Currency translation adjustments	5,838	507	—	—	—	—	6,345
At September 30, 2020	368,484	23,216	1,040,290	82,369	14,155	7,275,454	8,803,968

At December 31, 2019	(78,965)	(3,074)	(365,657)	(7,594)	(6,457)	(250,456)	(712,203)
Additions	(26,722)	(5,304)	(41,244)	(3,898)	(4,935)	(160,139)	(242,242)
Transfers	(44)	—	—	—	—	—	(44)
Impairment	—	(1,643)	—	—	—	(966)	(2,609)
Disposals	198	—	—	—	—	—	198
Currency translation adjustments	4,188	(222)	(1,415)	—	—	—	2,551
At September 30, 2020	(101,345)	(10,243)	(408,316)	(11,492)	(11,392)	(411,561)	(954,349)
				—
At December 31, 2019	168,465	7,644	672,984	59,337	7,802	3,553,498	4,469,730
At September 30, 2020	267,139	12,973	631,974	70,877	2,763	6,863,893	7,849,619

(i)	Recognition of the grant amount and update of the lease, by renewing the concession contract of the subsidiary Rumo Malha Paulista S.A.

10.4 Contract asset

Accounting policy

Contract assets are measured at acquisition cost, including capitalized borrowing costs. When the assets enter into operation, the depreciable amounts in the concession contract are transferred to intangible assets. Comgás reassesses the useful life, whenever this assessment indicates that the amortization period will exceed the term of the concession contract, part of the asset is converted into a financial asset, as it represents an accounts receivable from the granting authority. This classification is in accordance with IFRIC 12 - Concession Contracts.

60

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Contract asset
At December 31, 2019	600,541
Additions	642,996
Transfer to intangible (i)	(496,091)
At September 30, 2020	747,446

(i)   The amount of the transfers also includes a portion of the intangible asset that was reclassified to a financial asset in accordance with IFRIC 12.

11  Concessions payable

Accounting policy:

The Company records in this account the balance of the lease installments involved in disputes with the Granting Authority. The initial registration takes place at the amount of the installment at maturity, by transferring the “Liabilities for lease” account. Subsequently, the values are corrected by Selic.

Balances in installments with the Granting Authority are maintained in this account. The initial registration takes place at the amount that was left over from the resolution of the dispute. The amounts are corrected by Selic until payment.

Balances payable as a concession for concession rights (“Concessions”) are also recorded in this account, initially recorded against intangible assets. Subsequent measurement occurs at the effective rate.

The Company, through its subsidiaries, is a party to sub-concession and lease agreements with the Government. The main liabilities and provisions generated by the contracts are:

61

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

a)      Lease and concession instalments and balances in dispute

	September 30, 2020	December 31, 2019
Lease and concession in dispute:
Rumo Malha Paulista	101,871	1,870,018
Rumo Malha Oeste	1,598,680	1,528,238
	1,700,551	3,398,256
Installment leases:
Rumo Malha Paulista	1,180,234	—
	1,180,234	—
Concessions:
Rumo Malha Sul	38,794	36,621
Rumo Malha Paulista	23,103	20,003
	61,897	56,624

Total	2,942,682	3,454,880

Current	113,248	9,847
Non-current	2,829,434	3,445,033
	2,942,682	3,454,880

Lease and concession under litigation:

Rumo Malha Oeste pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, constituting a change in the regulatory scenario and conditions established in the Privatization Notice - besides, the growth forecasts that defined the value of the business did not materialize. The lawsuit is pending before the Federal Regional Court of the 2nd Region. The amount referring to the Company's overdue installments was guaranteed by the acquisition of public debt securities (Financial Treasury Bills - FTB). In March 2008, the invested obtained authorization to replace the guarantee with a bank guarantee and in May 2008 the subsidiary redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the subsidiary with guarantee insurance was granted. An appeal judgment is pending before the TRF. Management, supported by the opinion of its lawyers, assesses the chances of success as probable but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the subsidiary and because the amount is still pending.

62

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

Also in the context of the disputes involving the Western Network, in January 2020, the National Land Transport Agency (ANTT) decided to initiate an Ordinary Administrative Process to generate a conclusive report as to the suitability, or not, of the declaration of expiry of the concession of the Malha Oeste by the Union. The analysis will be conducted by a commission to be appointed by the Infrastructure and Railroad Cargo Transport Services area. Management, supported by the opinion of its lawyers, assesses the risk of loss as possible.

On July 21, 2020, the subsidiary filed with the National Land Transportation Agency (ANTT), a request to join a process of relicitation to third parties of the object of the Concession Agreement entered into between Malha Oeste and the Union, through the Ministry of Transportes (“Relicitation Process”), pursuant to Law No. 13,448 of June 5, 2017 and regulated by Decree No. 9,957 of August 7, 2019.

Judicial deposits at September 30, 2020 and December 31, 2019 concerning the above claims totaled:

	September 30, 2020	December 31, 2019
Rumo Malha Paulista S.A.	—	119,806
Rumo Malha Oeste S.A.	22,119	21,703
	22,119	141,509

The judicial deposits of the subsidiary Rumo Malha Paulista linked to the balance in litigation on rebalancing the lease and concession contract were converted in favor of the Brazilian Federal Government in the offsetting of balances resulting from the agreement signed between the parties in the process of renewing the contract.

Installment leases:

As a condition for entering into the renewal amendment for Rumo Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian Federal Government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic (balance transferred from the “Lease and concession under litigation” account to “Leased installments”); iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties (balance maintained in the “Lease and concession under litigation” account).

63

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The effects of the negotiation above resulted in the recognition of a gain of R$ 479,563 (R$ 348,319 in other expenses and income Note 20 and R$ 131,243 in the financial result, Note 21).

As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian Federal Government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

64

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

b)     Leases and grants under IFRS16

	September 30, 2020	December 31, 2019
Leases:
Rumo Malha Sul	503,658	532,496
Rumo Malha Paulista	408,902	377,944
Rumo Malha Oeste	212,630	216,096
Elevações Portuárias	77,624	74,584
Portofer	12,975	13,435
	1,215,789	1,214,555

Grants:
Rumo Malha Paulista (renewal) (i)	479,502	-
Malha Central(i)	478,669	2,728,931
	958,171	2,728,931

Total	2,173,960	3,943,486

Current	208,868	402,991
Non-current	1,965,092	3,540,495
	2,173,960	3,943,486

(i)                  On September 15, 2020, the subsidiary Cosan Logística prepaid part of the concession liabilities.

c)      Investment commitments

Sub-concession contracts to which the Company, through its subsidiaries, is a party, often includes commitments to execute investments with certain characteristics during the term of the contract. Can be highlighted:

The renewal addendum to the concession of Malha Paulista, which foresees the execution of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$ 6,100,000 (value updated until December 2017).

The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$ 620,050. As of September 30, 2020, the subsidiary’s investments for R$ 424,561.

65

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The Elevações Portuárias concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated for R$ 340,000. At the balance sheet date, the subsidiary had made investments for R$ 261,506.

12 Sector financial assets and liabilities

Accounting policy

The sectorial financial assets and liabilities are intended to neutralize the economic impacts on the result of the subsidiary Comgás, due to the difference between the cost of gas and rates contained in the ordinances issued by ARSESP (Sanitation and Energy Regulatory Agency of the State of São Paulo), and those effectively included in the tariff, at each tariff adjustment / review.

These differences between the real cost and the cost considered in the tariff adjustments generate a right to the extent that the realized cost is greater than that contemplated in the tariff, or an obligation, when the costs are lower than those contemplated in the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment, and are now included in the Company's tariff adjustment index.

On June 10, 2020, ARSESP published Resolution No. 1,010, which provides for the mechanism for updating the weighted average cost of gas and transportation in piped gas tariffs and the mechanism for recovering the balance of the graphic account, due to variations the price of gas and transport. This mechanism aims at monthly calculation by segment of users and considering the recovery installments previously established and in the process of compensation. As provided in such ordinance, any balances in the graphic accounts existing at the end of the concession will be indemnified to the subsidiary Comgás or returned to users within 12 months before the end of the concession period. The balance consists of: (i) the previous cycle (in amortization), which represents the balance approved by ARSESP already included in the tariff and (ii) by the cycle being constituted, which are the differences that will be approved by ARSESP in the next tariff adjustment.

In addition, this resolution dealt with the balance contained in the current account of taxes, which accumulated amounts related to tax credits taken advantage of by Comgás, but which essentially are part of the tariff composition and must subsequently be transferred via the tariff.

With the advent of this resolution, the subsidiary Comgás understands that there is no longer significant uncertainty that would hinder the recognition of sectorial financial assets and liabilities as amounts actually receivable or payable. Accordingly, as of June 10, 2020, it recognizes the sectorial financial assets and liabilities in its financial statements with impact of the initial registration of a net sectorial financial liability of (R$92,147), of which (R$101,812) as a counterpart to the net operating revenue and cost of products sold, and R$9,665 as a counterpart to the financial result.

66

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The change in the net sectorial financial liability (liability) for the period ended September 30, 2020 was as follows:

	Assets Sector	Liabilities Sector	Total
At January 1, 2020	—	—	—
Cost of gas	279,908	—	279,908
Credits of taxes (i)	—	(530,935)	(530,935)
Monetary variation	11,831	—	11,831
Other revenue	26,945	—	26,945
At September 30, 2020	318,684	(530,935)	(212,251)

Current	318,684	(93,414)	225,270
Non-current	—	(437,521)	(437,521)
	318,684	(530,935)	(212,251)

(i)        PIS and COFINS credits on certain operating expenses.

13  Other taxes payable

	September 30, 2020	December 31, 2019
Tax amnesty and refinancing program - REFIS	200,015	213,360
ICMS – State VAT	189,875	161,254
COFINS – Revenue tax	191,665	84,953
PIS – Revenue tax	44,261	19,426
Social Security Charges	29,898	10,513
Withholding Income Tax	5,142	4,941
ISS – Service tax	1,108	578
IOF – Financial tax	233	309
Other	37,093	22,787
	699,290	518,121

Current	549,684	363,051
Non-current	149,606	155,070
	699,290	518,121

67

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

14  Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)

Profit before taxes	683,136	1,689,730	1,539,958	2,826,291
Income tax and social contribution nominal rate (34%)	(232,266)	(574,508)	(523,586)	(960,939)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	78,772	72,375	55,004	175,061
Differences in tax rates on earnings / losses of overseas companies	(41,271)	181,977	10,252	(28,404)
Granted income tax incentive	57,779	95,523	65,882	137,985
Share-based payment transactions	1,974	9,998	19,025	18,472
Interest on shareholders’ equity	(6,331)	(19,081)	(6,443)	(21,233)
Non-deductible expenses (donations, gifts, etc.)	(1,164)	(1,902)	(697)	(8,383)
Tax losses not recorded (i)	(64,541)	(128,061)	(18,586)	(86,963)
Goodwill amortization effect	318	953	318	953
Other	38,348	53,086	11,336	47,291

Income tax and social contribution benefit (expense) - current and deferred	(168,382)	(309,640)	(387,495)	(726,160)

Effective rate - %	24.65%	18.32%	25.16%	25.69%

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

68

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	September 30, 2020	December 31, 2019
Assets credit of:
Income tax loss carry forwards	2,580,013	2,136,077
Social contribution tax loss carry forwards	943,508	779,252

Temporary differences
Foreign exchange - Loans and borrowings	2,393,438	921,811
Legal proceedings provision	313,942	305,473
Impairment provision	227,891	203,057
Provisions for employee benefits	225,539	214,496
Allowance for doubtful accounts	40,070	26,969
Regulatory asset (liability)	—	53,875
Impairment of tax credit	81,640	79,928
Share-based payment transactions	15,562	9,879
Profit sharing	20,459	63,987
Interest on preferred shareholders payable in subsidiaries	168,200	89,931
Property, plant and equipment - useful life review	402,831	408,581
Miscellaneous provisions	365,515	348,212
Other	213,203	112,240
Total	7,991,811	5,753,768

(-) Deferred taxes assets net not recognized	(2,284,325)	(2,198,164)

Liabilities credit of:
Temporary differences
Business combination - property, plant and equipment	15,735	27,666
Tax deductible goodwill	(390,249)	(390,249)
Leases	(22,958)	(36,347)
Unrealized gains on derivatives instruments	(2,690,932)	(923,672)
Fair value option in loans	525,626	174,596
Income on formation of joint ventures	(1,135,036)	(1,135,036)
Business combination - Intangible asset	(3,622,810)	(3,663,085)
Provision for realization - Goodwill recorded in equity (i)	(449,155)	—
Other	289,751	114,525
Total	(7,480,028)	(5,831,602)

Total of deferred taxes recorded	(1,772,542)	(2,275,998)

Deferred income tax - Assets	1,853,290	1,607,566
Deferred income tax - Liabilities	(3,625,832)	(3,883,564)

69

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

(i)	In January 2020, Cosan subsidiary contributed to the capital of the subsidiary Compass Gás e Energia the investment it held in the subsidiary Comgás. As a result, the costs recorded in shareholders' equity, derived from the goodwill paid on the acquisitions of Comgás shares in voluntary tender offer occurred during the year 2019, totaling R$ 1,321,000 capital loss. Associated with this amount, a deferred income tax loss of R$ 449,000 was recorded. On the other hand, deferred income tax liabilities were recorded, canceling the effect of the result in the accounting, to be reversed when the future write-off of said goodwill.

c)    Analytical movement in deferred tax assets and liabilities

		Post-employment obligations	Employee benefits		Property
	Tax loss and negative basis			Provisions		Other	Unregistered credits	Total
Assets
Balance on January 1, 2020	2,915,329	214,496	73,866	963,639	408,581	1,177,857	(2,218,619)	3,535,149
Credited to the profit for period	603,798	11,043	(37,845)	65,419	(5,750)	60,907	(55,875)	641,697
Other comprehensive income (loss)	4,394	—	—	—	—	64,450	—	68,844
Exchange differences	—	—	—	—	—	1,471,627	(37,182)	1,434,445
Balance on September 30, 2020	3,523,521	225,539	36,021	1,029,058	402,831	2,774,841	(2,311,676)	5,680,135

	Effects on the formation of jointly-owned subsidiaries	Intangible	Unrealized income from derivatives	Leases	Debt Fair Value Adjustment	Other	Unregistered credits	Total
Liabilities
Balance on January 1, 2020	(1,135,036)	(3,663,085)	(923,672)	(36,347)	174,596	(248,058)	20,455	(5,811,147)
Credited to the profit for period	—	40,275	(1,767,260)	13,168	351,030	(285,478)	6,896	(1,641,369)
Other comprehensive income (loss)	—	—	—	221	—	86	—	307
Business combination (i)	—	—	—	—	—	(468)	—	(468)
Balance on September 30, 2020	(1,135,036)	(3,622,810)	(2,690,932)	(22,958)	525,626	(533,918)	27,351	(7,452,677)

								(1,772,542)

(i)	For more details, see Note 8.2

The Company expects to realize the full deferred tax on tax losses and social contribution.

70

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

15  Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at September 30, 2020 and December 31, 2019 in respect of:

	Provision for legal proceedings		Judicial deposit
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Tax	605,325	589,180	462,493	476,706
Civil, environmental and regulatory	369,975	332,527	133,909	220,933
Labor	415,076	432,464	274,571	245,818
	1,390,376	1,354,171	870,973	943,457

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2019	589,180	332,527	432,464	1,354,171
Provisions	6,635	37,915	49,771	94,321
Settlement / Write-offs	(2,590)	(33,123)	(88,868)	(124,581)
Exchange rate	—	—	109	109
Interest and exchange variation (i)	12,100	32,656	21,600	66,356
At September 30, 2020	605,325	369,975	415,076	1,390,376

(i)      Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The subsidiary Cosan S.A. has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

71

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Compensation with FINSOCIAL	295,939	293,291
INSS - Social security	97,642	95,979
State VAT - ICMS credit	100,526	97,534
PIS and COFINS	2,770	2,889
IPI - Excise tax credit - NT	54,193	53,693
Federal income taxes	8,667	1,707
Other	45,588	44,087
	605,325	589,180

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

72

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2020	December 31, 2019
Civil	3,598,548	3,493,260
Labor	954,508	968,426
Tax	13,153,104	11,382,113
Regulatory	850,981	860,025
Environmental	748,222	679,621
	19,305,363	17,383,445

Tax:

	September 30, 2020	December 31, 2019
ICMS - State VAT	2,934,814	2,869,089
Federal income taxes (i)	4,721,736	3,619,834
IRRF - Withholding tax	1,223,579	1,030,981
PIS and COFINS - Revenue taxes	1,871,122	1,529,885
INSS - Social security and other	214,938	226,857
Goodwill Rumo	84,757	83,734
IPI - Excise tax credit - NT	455,779	451,781
Penalties related to tax positions	491,609	483,577
MP 470 - Tax installments	307,900	304,961
Foreign financial operation	29,066	28,701
Compensation with IPI - IN 67/98	183,275	181,655
Stock option	70,938	70,072
Financial transactions tax on loan	15,074	53,765
Other	548,517	447,221
	13,153,104	11,382,113

(i)	On November 5, 2012, Provence Participações S.A. (“Provence”), a company controlled by Cosan S.A., acquired Comgás from BG Gás São Paulo Investments BV (“BG”) for R$3,400,000 and recorded goodwill R$2,482,767. On December 19, 2012, Comgás incorporated Provence to simplify the corporate structure and, as a result, Comgás recorded deferred tax assets of R$844,141, related to the tax benefit on goodwill previously recorded in Provence, consumed from 2013 to 2018. Comgás received tax assessment notices from the Brazilian tax authorities, for the years ended in 2013 and 2016, related to the amortization of the goodwill paid for the acquisition in the reverse merger, in the total updated amount of R$2,293,605.

Comgás filed objections, considering that it correctly deducted the value added to the calculation of taxable income and the social contribution base, since: (i) the goodwill paid is supported by an appraisal report prepared by an independent consulting company; (ii) there are legal, commercial and economic factors that demonstrate the business objective and the economic substance of the operation and remove risks from other possible corporate structures; and (iii) there are decisions by the Administrative Council for Tax Appeals (“CARF”) in similar cases that recognize the validity of the tax amortization of goodwill paid. The Company's lawyers assessed the probability of loss as possible, with a remote loss bias and, therefore, no provision was recorded in accordance with IAS 37.

In addition, the effects of IFRIC 23 - Uncertain Tax Position that could affect the accounting policies of the Company and its subsidiaries and these interim financial statements were not identified.

73

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

c)      Contingent assets

(i)	On March 15, 2017, the Federal Supreme Court (“STF”) concluded the judgment of Extraordinary Appeal No. 574,706 and, under the system of general repercussion, established the thesis that the Tax on Circulation of Goods and Services (“ICMS” ) does not compose the basis for calculating the Social Integration Program (“PIS”) and the Contribution for the Financing of Social Security (“COFINS”), since this amount does not constitute company revenue / billing. That is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice of the PIS / COFINS calculation base. There is still an approximate amount of R$ 949,462 in Comgás, related to the exclusion of ICMS on the basis of PIS and COFINS, arising from the period prior to the decision of the STF and without final judgment, which remains a contingent asset.

(ii)	On December 6, 2019, ARSESP published Resolution 933, for the purpose of non-tariff compensation to the Concessionaire, in the amount of R$ 697,233 in April 2018 currency, before monetary restatements, as a result of the 3rd Ordinary Tariff Review, a be applied in the form that may be defined by the Granting Authority until May 31, 2020. With the publication of the aforementioned Resolution, there are no more tariff discussions related to previous periods with the Regulatory Agency.

On May 27, 2020, in continuation of Resolution 933, ARSESP approved, by means of Resolution 995, the amount of R$ 683,358 plus monetary restatement since April 2018, as a result of the Third Ordinary Tariff Review, to be applied to value of assets returned by Comgás, at the end of the concession, or any amount payable by the subsidiary Comgás, if the concession is renewed or in connection with any renewal of the concession contract. The amount indicated in the resolution was not recognized in these interim financial statements for not complying with the accounting criteria.

(iii)	The Company has an action for damages due to the economic and financial imbalance of the Concession Agreement, with regard to tariff reviews. The right to recomposition is the result of mistaken criteria regarding the tariff review. The updated value of the share is R$ 658,096 as an economic-financial rebalancing of Comgás.

74

 Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

16  Shareholders’ equity

a)      Share capital

At September 30, 2020, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A common shares	%	Class B common shares	%
Controlling group	20,603,636	14.50%	96,332,044	100%
Renaissance Technologies LLC	7,524,794	5.29%	—	—
Free Float	98,955,360	69.63%	—	—

Total shares outstanding	127,083,790	89.42%	96,332,044	100%

Treasury shares	15,031,744	10.58%	—	—

Total	142,115,534	100.00%	96,332,044	100%

b)     Treasury shares

The Company holds 15,031,744 Class A treasury shares on September 30, 2020 and December 31, 2019, with a market value of US$ 14.85 and US$ 22.84 respectively. In the period, 1,606,531 shares were delivered to members of the share-based compensation plans.

c)      Other comprehensive (loss) income

	December 31, 2019	Comprehensive (loss) income	September 30, 2020
Loss on cash flow hedge	(790,403)	(609,841)	(1,400,244)
Foreign currency translation effects	49,281	(219,370)	(170,089)
Actuarial loss on defined benefit plan	(180,958)	3,349	(177,609)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,277	85	1,362
Total	(905,803)	(825,777)	(1,731,580)

Attributable to:
Owners of the Company	(805,471)	(970,119)	(1,775,590)
Non-controlling interests	(100,332)	144,342	44,010

75

17  Earnings per share

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)

Profit attributable from to ordinary equity holders for basic earnings - basic	222,927	971,479	560,786	959,403

Profit attributable from to ordinary equity holders for basic earnings - continued operation - basic	222,927	971,479	564,691	973,884

Effect of dilution:
Dilutive effect of subsidiary's stock option plan	(1,529)	(3,478)	(2,373)	(3,374)
Profit attributable to ordinary equity holders adjusted for the effect of dilution	221,398	968,001	558,413	956,029

Profit attributable to ordinary equity holders adjusted for the effect of dilution - Continued operation	222,927	968,001	562,318	973,884

Weighted-average number of shares outstanding (In thousands of shares)
Basic	223,416	222,525	230,934	230,692
Dilutive effect of stock option plan	6,238	7,129	8,062	8,791
Dilutive	229,654	229,654	238,996	239,483

Earnings per share
Basic earnings per share	R$ 0.9978	R$ 4.3657	R$ 2.4283	R$ 4.1588
Diluted earnings per share	R$ 0.9978	R$ 4.2150	R$ 2.3365	R$ 3.9921

Earnings per share from continued operation
Basic earnings per share	R$ 0.9641	R$ 4.3657	R$ 2.4452	R$ 4.2216
Diluted earnings per share	R$ 0.9707	R$ 4.2150	R$ 2.3528	R$ 4.0666

76

18 Net sales

Accounting policy (new operations)

The Company recognizes revenue from the supply and supply of electricity at the fair value of the consideration, through the delivery of electricity in a given period. The volume of energy delivered to the buyer is determined on a monthly basis. Customers obtain control of electricity from the moment they consume it. Invoices are issued monthly and are usually paid within 30 days of being issued.

Revenue from energy commercialization is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (“CCEE”).

Revenue is recognized based on the energy sold and at prices specified under the terms of supply and supply contracts. The subsidiary will be able to sell the energy in two environments: (i) in the Free Contracting Environment (FCE), where the sale of electric energy occurs through the free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) at Regulated Contracting Environment (RCE), where electricity is sold to distribution agents.

(a) Short-term market

The Company recognizes revenue at the fair value of the consideration receivable when transactions in the short-term market occur. The price of energy in these operations is characterized by the link with the Differences Settlement Price – PLD (short-term price).

(b) Trading operations

Energy trading operations are traded on an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The subsidiary recognizes revenue when the energy is delivered to the customer at the fair value of the consideration. In addition, unrealized net gains resulting from mark-to-market - difference between contracted and market prices - from open net contracted operations on the date of the financial statements are recognized as revenue.

77

The following is an analysis of the Company's revenue for the period from continuing operations:

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)
Gross revenue from sales of products and services	6,619,350	17,592,508	6,589,599	17,884,487
Construction revenue	223,040	639,360	199,730	541,780
Indirect taxes and deductions	(1,085,011)	(3,377,073)	(1,058,140)	(2,902,320)
Net sales	5,757,379	14,854,795	5,731,189	15,523,947

78

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019
At a point in time
Gas distribution	1,987,788	5,270,388	2,367,022	6,398,122
Electricity trading	207,030	520,919	—	—
Lubricants and basic oil	1,247,385	3,024,172	1,083,516	3,106,661
Other	9,313	31,908	18,805	44,506
	3,451,516	8,847,387	3,469,343	9,549,289
Over time
Transportation	1,975,754	5,097,865	1,980,328	5,204,522
Port elevation	76,914	206,326	79,536	219,027
Construction revenue	223,040	639,360	199,730	541,780
Other services	40,611	91,856	17,210	32,891
	2,316,319	6,035,407	2,276,804	5,998,220

Elimination	(10,456)	(27,999)	(14,958)	(23,562)

Total of net sales	5,757,379	14,854,795	5,731,189	15,523,947

79

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)
Raw materials	(921,359)	(2,318,998)	(682,936)	(1,968,821)
Cost of gas and electricity (i)	(1,051,690)	(2,712,006)	(1,466,461)	(4,174,209)
Electrical energy purchased for resale	(193,383)	(494,419)	—	—
Transportation expenses	(729,100)	(1,888,970)	(688,844)	(1,921,120)
Depreciation and amortization	(622,951)	(1,687,868)	(595,150)	(1,713,141)
Salaries and wages	(380,143)	(1,161,674)	(428,120)	(1,189,024)
Construction cost	(223,040)	(639,360)	(199,730)	(541,780)
Expenses with third-party services	(172,412)	(502,738)	(174,199)	(455,320)
Other	(179,165)	(626,153)	(165,538)	(455,971)
	(4,473,243)	(12,032,186)	(4,400,978)	(12,419,386)

Cost of sales	(3,878,694)	(10,222,213)	(3,764,804)	(10,711,446)
Selling expenses	(177,671)	(781,289)	(300,648)	(832,680)
General and administrative expenses	(416,878)	(1,028,684)	(335,526)	(875,260)
	(4,473,243)	(12,032,186)	(4,400,978)	(12,419,386)

(i)                   Includes the amount of R$ 279,908 arising from the recognition of the sector financial assets and liabilities, Note 12.

80

20  Other income (expenses), net

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)

Gain on compensation claims	—	—	—	50,284
Contractual obligations arising from assignment of credit rights (ii)	—	(68,311)	400,000	400,000
Reimbursement of gas losses in the process (iv)	—	26,945	—	—
Tax extemporary credits	10,037	22,034	197,990	254,938
Loss on disposal of noncurrent assets and intangibles	38,269	36,657	(10,633)	(16,789)
Net effect of legal proceedings, recoverable and tax installments	(54,879)	(119,265)	(24,239)	(89,552)
Result from port operations	(32,500)	(36,032)	2,192	4,668
Effects of the renovation of the Malha Paulista (iii)	—	278,496	—	—
Loss on impairment (v)	—	(107,106)	—	—
Revenue from scrap / eventual sales	9,756	29,923	16,563	30,564
Depreciation of right-of-use (i)	(24,501)	(72,914)	—	—
Other	(35,652)	6,698	(44,651)	(91,103)
	(89,470)	(2,875)	537,222	543,010

(i)	Depreciation cost of the grant of "Malha Central" (subsidiary in pre-operating phase).

(ii)	On December 21, 2017, the subsidiary Cosan S.A. entered into a “Credit Rights Assignment and Other Covenants Agreement”. In return, the investee received R$1,340,000 (“acquisition price”), resulting from certain indemnity actions. In addition to the acquisition price, the Company will be entitled to additional payments related to these credit rights, if their result is positive. The additional payment will be determined by the application of 95% on the difference between the net amount received from the Union's credit rights by the assignee less the return from the assignees and recognized in the results only upon receipt.

In September and December 2019, there was an assignment of the additional payment mentioned in the previous paragraph, plus credit referring to the portion of the controversial share of Açucareiro Corona S.A. In both contracts, there are clauses of the Company's obligations towards buyers, in the event of any discounts, retentions or compensation that may be promoted by Copersucar, higher than certain percentages, in which the Company will indemnify buyers.

81

On March 31, 2020, Cosan made a provision of R$68,311 related to the taxes and expenses of falling due installments, which will have to indemnify Fundo on the remaining installments of the first and second precatory.

On January 2, 2020, the first installment of the second precatory and second installment of the first precatory was received, with Copersucar retaining the amount related to taxes, expenses and other withholdings. The Company indemnified the Buyers at R$132,200 on February 11, 2020, of which: (i) R$28,700 taxes and expenses and (ii) R$103,500 other retentions, consisting of the retention of the credit for Corona's share to cover the interest that will be incurred, in which this installment was subsequently released, together with the first installment of the first precatory constituted in 2019, totaling the amount of R$130,922, received on April 2, 2020

On September 30, 2020, the second installment of the second precatory and third installment of the first precatory was received, with Copersucar retaining the amount related to taxes, expenses and other withholdings, in accordance with the contractual obligation clauses, the Company indemnified the Buyers in R$ 30,579.

(iii)	R$ 348,319 with a positive effect related to the reversal of lease liabilities in litigation registered in May and R$ 69,823 of negative effect recorded in January due to administrative and judicial disputes involving the Granting Authority and Malha Paulista, whose discussion the Company gave up as a prerequisite for the conclusion of the concession's early renewal process, one of the requirements imposed by TCU - Federal Audit Court.

(iv)	Reimbursement of expenses on regulatory losses pursuant to ARSESP Resolution No. 977 of April 8, 2020, as detailed in note 12.

(v)	Details note 10.1

82

21  Finance results

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether the net foreign currency fluctuations result in a gain or loss position.

Details of finance income and costs are as follows:

	July 1, 2020 to September 30, 2020	January 1, 2020 to September 30, 2020	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Restated)
Cost of gross debt
Interest on debt	(576,771)	(1,439,321)	(395,170)	(1,172,194)
Monetary and exchange rate variation	(479,221)	(4,398,509)	(869,853)	(772,931)
Derivatives and fair value measurement	622,495	5,015,495	1,017,405	1,082,631
Amortization of borrowing costs	(13,830)	(42,642)	(21,163)	(45,009)
Finance and warranties on debt	(17,574)	(40,052)	(16,046)	(56,264)
	(464,901)	(905,029)	(284,827)	(963,767)

Income from financial investment and exchange rate in cash and cash equivalents	61,394	215,357	106,656	290,508
	61,394	215,357	106,656	290,508

Cost of debt, net	(403,507)	(689,672)	(178,171)	(673,259)

Other charges and monetary variations
Interest on other receivables	25,889	94,815	67,823	169,369
Interest on other liabilities	(2,620)	(12,293)	(9,719)	(42,993)
Monetary variation on leases and concessions agreements	(22,297)	(12,495)	(49,051)	(147,442)
Monetary variation on leases	(183,686)	(479,067)	(102,840)	(240,361)
Interest on shareholders' equity	(2,313)	(2,313)	(833)	(1,758)
Interest on contingencies and contracts	(96,034)	(180,652)	(53,291)	(182,925)
Bank charges and other	(25,409)	(44,401)	(93,316)	(142,967)
Exchange variation and non-debt derivatives	(33,809)	(16,794)	(65,386)	(56,384)
	(340,279)	(653,200)	(306,613)	(645,461)

Finance results, net	(743,786)	(1,342,872)	(484,784)	(1,318,720)

Reconciliation
Finance expense	(791,449)	(3,774,743)	(839,835)	(2,764,636)
Finance income	(1,938)	379,123	212,186	530,225
Foreign exchange, net	(471,150)	(4,438,948)	(935,240)	(828,572)
Net effect of derivatives	520,751	6,491,696	1,078,105	1,744,263
Finance results, net	(743,786)	(1,342,872)	(484,784)	(1,318,720)

22  Financial risk management

a)      Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

83

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

At September 30, 2020 and December 31, 2019, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro (EUR):

	September 30, 2020	December 31, 2019
Cash and cash equivalents	5,670,626	901,718
Trade receivables	38,533	22,771
Trade payables	(135,325)	(86,732)
Loans, borrowings and debentures	(26,743,626)	(16,245,131)
Leases	(106,167)	(65,348)
Consideration payable	(235,424)	(184,370)
Derivative financial instruments (notional)	20,078,083	13,621,791
Foreign exchange exposure, net	(1,433,300)	(2,035,301)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the real to U.S. dollar and Euro at December 31, 2020 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

84

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(161,014)	530,044	1,215,778	(840,321)	(1,525,687)
Trade receivables	Currency fluctuation	19,653	28,636	37,618	10,669	1,686
Trade payables	Currency fluctuation	(119,859)	(151,406)	(182,956)	(88,310)	(56,761)
Derivative financial instruments (Notional)	Currency fluctuation	2,644,195	6,987,599	11,715,118	(1,668,510)	(6,129,719)
Loans, borrowings and debentures	Currency fluctuation	(199,694)	(4,488,036)	(10,703,881)	7,943,652	14,159,496
Leases	Currency fluctuation	7,165	(17,585)	(42,335)	31,916	56,666
Consideration payable	Currency fluctuation	(219,537)	(274,421)	(329,305)	(164,653)	(109,769)
Impacts on profit or loss		1,970,909	2,614,831	1,710,037	5,224,443	6,395,912

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
		Scenario
	September 30, 2020	Probable	25%	50%	-25%	-50%
U.S.$	5.6407	5.2600	6.5750	7.8900	3.9450	2.6300
Euro	6.6132	6.4009	8.0011	9.6013	4.8006	3.2004

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	432,211	485,191	548,775	359,128	295,912
Marketable securities	111,702	125,245	144,004	87,729	68,970
Consideration asset	63,709	79,636	95,564	47,782	31,854
Restricted cash	1,581	1,766	1,950	1,397	1,212
Leases	(305,091)	(307,139)	(309,187)	(303,043)	(300,994)
Derivative financial instruments	216,962	3,466,715	3,044,098	4,466,665	5,059,328
Loans, borrowings and debentures	(1,754,948)	(981,344)	(1,120,156)	(703,720)	(564,908)
Other financial liabilities	(13,350)	(14,907)	(16,464)	(11,793)	(10,236)
Impacts on profit or loss	(1,247,224)	2,855,163	2,388,584	3,944,145	4,581,138

85

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	1.90%	2.38%	2.85%	1.43%	0.95%
CDI	1.90%	2.38%	2.85%	1.43%	0.95%
TJLP462 (TJLP + 1% p.a.)	5.70%	6.88%	8.05%	4.53%	3.35%
TJLP	4.70%	5.88%	7.05%	3.53%	2.35%
IPCA	3.83%	4.78%	5.74%	2.87%	1.91%
IGPM	6.78%	8.48%	10.18%	5.09%	3.39%
Libor	0.64%	0.80%	0.96%	0.48%	0.32%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

  Price risk

As of January 2020, the Company entered the energy trading market, with the objective of obtaining gains from variations in electricity trading price, considering the risk limits and counterparties predetermined by Management, thus exposing the Company to this commodity price risk..

Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

This fair value is estimated, mainly based on the price quotations used in the active over-the-counter market, insofar as such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in operations of purchase and sale and market prices projected by specialized entities, when such information is available.

			September 30, 2020
	Assets	Liabilities	Net gain
Trading operations	71,558	(71,405)	153

The main risk factor that impacts the pricing of trading operations is exposure to energy market prices.

86

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The scenarios for sensitivity analysis for this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves of September 30, 2020, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized gains on trading operations	153	(182,267)	(364,535)	182,267	364,535
	153	(182,267)	(364,535)	182,267	364,535

b)     Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	September 30, 2020	December 31, 2019
Cash and cash equivalents	13,937,829	8,472,274
Trade receivables	1,901,625	1,814,394
Marketable securities	3,938,125	3,115,503
Derivative financial instruments	9,857,591	3,824,410
Receivables from related parties	273,016	173,341
Dividends receivable	74,282	23,252
Restricted cash	38,827	147,910
	30,021,295	17,571,084

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on

87

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	September 30, 2020	December 31, 2019
AAA	23,714,026	11,538,846
AA	4,058,346	4,021,251
	27,772,372	15,560,097

c)      Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2020					December 31, 2019
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(6,764,016)	(4,413,810)	(34,402,272)	(19,255,725)	(64,835,823)	(42,443,289)
Trade payables	(2,298,459)	—	—	—	(2,298,459)	(2,190,264)
Other financial liabilities	(461,382)	—	—	—	(461,382)	(543,879)
Tax installments - REFIS	(8,257)	(4,566)	(5,908)	(185,188)	(203,919)	(207,416)
Leases	(566,800)	(378,926)	(1,076,164)	(12,435,657)	(14,457,547)	(11,666,959)
Payables to related parties	(427,507)	(746)	—	—	(428,253)	(392,458)
Dividends payable	(23,003)	—	—	—	(23,003)	(214,104)
Preferred shareholders payable	—	(449,604)	—	—	(449,604)	(611,537)
	(10,549,424)	(5,247,652)	(35,484,344)	(31,876,570)	(83,157,990)	(58,269,906)

88

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

23  Post-employment benefits

	September 30, 2020	December 31, 2019
Defined contribution
Futura II	301	361

Defined benefit
Futura	76,475	74,093
Comgás	646,670	630,549
	723,446	705,003

During the period ended September 30, 2020, the amount of sponsor contributions to the plans was R$ 23,733 (R$ 26,989 on September 30, 2019).

24  Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

a)      Description of share-based payment arrangements

Under the scheme, eligible employees may be granted common shares annually for no cash consideration. The number of shares issued to program participants is the value of the offer divided by the weighted average price at which the Company's shares are traded on the Stock Exchange.

For equity-settled share based compensation, expense is based on the grant date of fair value of the awards expected to vest over the vesting period. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of profit or loss.

89

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

The Black-Scholes methodology was used to calculate the fair value under the terms of the Share-Based Compensation Plan.

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(76,900)	197,100
July 31, 2017	Cosan S.A.	5	298,107	(82,548)	215,559
July 31, 2018	Cosan S.A.	5	210,602	(12,082)	198,520
July 31, 2019	Cosan S.A.	5	31,031	—	31,031
July 31, 2020	Cosan S.A.	5	15,020	—	15,020
			828,760	(171,530)	657,230

April 20, 2017	Comgás	5	61,300	(14,405)	46,895
August 12, 2017	Comgás	5	97,780	(13,616)	84,164
August 1, 2018	Comgás	5	96,787	(5,338)	91,449
July 31, 2019	Comgás	5	83,683	(3,997)	79,686
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969
			2,198,519	(37,356)	2,161,163

October 1, 2015	Rumo S.A	5	1,485,900	(258,300)	1,227,600
January 2, 2017	Rumo S.A	5	1,476,000	(226,900)	1,249,100
September 1, 2017	Rumo S.A	5	870,900	(141,400)	729,500
August 1, 2018	Rumo S.A	5	1,149,544	(168,731)	980,813
August 15, 2019	Rumo S.A	5	843,152	(23,433)	819,719
			5,825,496	(818,764)	5,006,732

August 18, 2017 (viii)	Cosan Limited	5	5,136,694	(5,136,694)	—

Stock grant - Modification
August 18, 2011 (i)	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343
December 12, 2012	Cosan S.A.	1 to 7	24,647	(24,647)	—
April 24, 2013 (ii)	Cosan S.A.	5 to 7	122,123	(121,059)	1,064
April 25, 2014 (iii) (vii)	Cosan S.A.	5 to 7	283,808	(283,808)	—
August 31, 2015 (v) (vi) (iv)	Cosan S.A.	5 to 7	463,906	(429,907)	33,999
			2,396,110	(2,135,704)	260,406

August 18, 2011 - (B)	Cosan Logística	1 to 12	162,464	(162,464)	—
December 12, 2012 - (C)	Cosan Logística	1 to 7	277	(277)	—
April 24, 2013	Cosan Logística	5 to 7	1,926	(1,926)	—
April 25, 2014	Cosan Logística	5 to 7	23,682	(23,682)	—
			188,349	(188,349)	—

Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000	(255,000)	—

July 31, 2019	Moove	5	132,670	—	132,670
July 31, 2020	Moove	5	106,952	—	106,952
			239,622	—	239,622

Total			17,068,550	(8,743,397)	8,325,153

90

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

(i)	On April 30, 2020, 225,531 shares were settled in cash in the amount of R$ 20,281.
(ii)	On January 23, 2020, 9,579 shares were delivered, equivalent to the amount of R$333.
(iii)	On March 5, 2020, 21,504 shares were delivered, equivalent to the amount of R$748.
(iv)	On July 14, 2020, 9,416 shares were delivered, equivalent to the amount of R$421.
(v)	On August 31, 2020, 241,283 shares were delivered, equivalent to the amount of R$ 10,801.
(vi)	On September 1, 2020, 29,201 shares were delivered, equivalent to the amount of R$ 1,307.
(vii)	On July 30, 2020, 10,752 shares were settled in cash in the amount of R$ 533.
(viii)	On June 3, 2020, 1,606,531 shares were delivered, equivalent to the amount of R$ 122,949.

b)     Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total
At December 31, 2019	150,662	7,501,866	7,652,528
Granted	—	3,572,452	3,572,452
Vested	—	(2,358,064)	(2,358,064)
Cancelled	(51,311)	(391,101)	(442,412)
At September 30, 2020	99,351	8,325,153	8,424,504

c)      Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended September 30, 2020 and 2019 was as follows:

	Stock option programs	Stock grant programs	Total
September 30, 2019	1,627	74,762	76,389
At September 30, 2020	4,401	59,305	63,706

(i)                   Incremental cost was recognized in income for the period.

91

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

25  Discontinued operation

On December 2, 2019, the subsidiary Cosan S.A. sold its interest in Cosan Biomassa S.A. to the joint venture Raízen Energia S.A. for R$ 1 (One Real). Considering the unsecured liability of R$47,531, plus the 11-month result of this entity of R$15,386 and other transaction expenses of R$21,124, generating a gain in the amount of R$11,021.

Accordingly, as presented below and also required by IFRS 5 - Non-current assets held for sale and discontinued operations -, the Company is changing the presentation of its income statements and cash flow statements for the period ended on September 2019.

	July 1, 2019 to September 30, 2019 (Published)	Discontinued operation	July 1, 2019 to September 30, 2019 (Restated)	January 1, 2019 to September 30, 2019 (Published)	Discontinued operation	January 1, 2019 to September 30, 2019 (Restated)

Gross profit	1,966,382	3	1,966,385	4,812,780	(279)	4,812,501
Selling, general and administrative expenses	(636,674)	500	(636,174)	(1,709,782)	1,842	(1,707,940)
Other income (expenses), net	536,694	528	537,222	535,010	8,000	543,010

Profit before equity in earnings of investees, finance results and taxes	1,866,402	1,031	1,867,433	3,638,008	9,563	3,647,571

Interest in earnings of associates	9,689	(565)	9,124	(10,023)	(2,965)	(12,988)
Interest in earnings of joint ventures	148,185	—	148,185	510,428	—	510,428

Equity in earnings of investees	157,874	(565)	157,309	500,405	(2,965)	497,440

Finance results, net	(488,223)	3,439	(484,784)	(1,326,603)	7,883	(1,318,720)

Profit before taxes	1,536,053	3,905	1,539,958	2,811,810	14,481	2,826,291

Income taxes	(387,495)	—	(387,495)	(726,160)	—	(726,160)

Profit from continuing operations	1,148,558	3,905	1,152,463	2,085,650	14,481	2,100,131

Loss from discontinued operations, net of taxes	—	(3,905)	(3,905)	—	(14,481)	(14,481)
Profit for the period	1,148,558	—	1,148,558	2,085,650	—	2,085,650

Profit attributable to:
Owners of the Company	560,786	—	560,786	959,403	—	959,403
Non-controlling interests	587,772	—	587,772	1,126,247	—	1,126,247
	1,148,558	—	1,148,558	2,085,650	—	2,085,650

92

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

	September 30, 2019 (Published)	Discontinued operation	September 30, 2019 (Restated)
Cash flows from operating activities
Profit before taxes	2,811,810	14,481	2,826,291

Adjustments for:
Depreciation and amortization	1,713,478	(337)	1,713,141
Interest in earnings of associates	10,023	2,965	12,988
Interest in earnings of joint ventures	(510,428)	—	(510,428)
Indexation charges, interest and exchange, net	1,462,383	(8,053)	1,454,330
Provisions for employee benefits	166,789	(56)	166,733
Other	(538,399)	(169)	(538,568)
	5,115,656	8,831	5,124,487
Changes in:
Trade receivables	(393,102)	(8,058)	(401,160)
Inventories	(110,629)	4,131	(106,498)
Current tax, net	(27,001)	2,410	(24,591)
Related parties, net	20,426	(7,751)	12,675
Trade payables	434,291	1,706	435,997
Employee benefits	(126,830)	627	(126,203)
Other assets and liabilities, net	(307,559)	9,781	(297,778)
Discontinued operation	—	(3,947)	(3,947)
Other	(218,762)	(7,730)	(226,492)
Net cash generated by operating activities	4,386,490	—	4,386,490

Marketable securities	1,956,806	(1,361)	1,955,445
Additions to property, plant and equipment, intangible assets, contract assets and right to use	(1,931,834)	746	(1,931,088)
Discontinued operation	—	615	615
Other	822,099	—	822,099
Net cash used in investing activities	847,071	—	847,071

Loans, borrowings and debentures raised	5,843,052	(9,199)	5,833,853
Amortization of principal on loans, financing and debentures	(3,558,946)	(351,086)	(3,910,032)
Payment of interest on loans, borrowings and debentures	(1,142,512)	(141,477)	(1,283,989)
Derivative financial instruments, net	65,866	(65,866)	—
Discontinued operation	—	(4,883)	(4,883)
Other	(3,939,064)	572,511	(3,366,553)
Cash flow from financing activities	(2,731,604)	—	(2,731,604)

Increase (decrease) in cash and cash equivalents	2,501,957	—	2,501,957

Cash and cash equivalents at beginning of period	3,621,798	—	3,621,798
Effect of exchange rate fluctuations on cash held	289,316	—	289,316
Cash and cash equivalents at end of period	6,413,071	—	6,413,071

93

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

26  Subsequent events

26.1 Disposal of 51% stake in Petrobras Gás S.A. - Gaspetro

On October 26, 2020, the subsidiary Compass submitted, with the approval of its Board of Directors, a proposal in the competitive divestment process promoted by Petróleo Brasileiro S.A. - Petrobras for the sale of its 51% stake in Petrobras' share capital Gás S.A. - Gaspetro (“Gaspetro”). The proposal submitted is guaranteed by the Company, and the other terms and conditions are confidential, due to the nature of the competitive process conducted by Petrobras.

The completion of the potential transaction is subject to several factors, including the choice of the proposal presented by Compass as the winner of the competitive process, the successful conclusion of the resulting negotiations and the signing of the respective purchase and sale agreement for the acquisition of a 51% stake. Gaspetro's share capital, which will provide for precedent conditions customary in transactions of this nature, including regulatory and competitive approvals.

Gaspetro is a holding company that holds stakes in 19 gas distributors, which exclusively operate local piped gas distribution services in several states in Brazil.

The Company will keep its shareholders and the market informed about the events related to this possible transaction.

26.2 Share repurchase plan

On March 16, 2020, the subsidiary Cosan S.A. approved the common share buyback program, with a maximum of 10,000,000 shares, representing 2.54% of the total shares available on the market, with the deadline until September 15, 2021, with the objective of maintaining in treasury, cancellation or sale. On June 30, 2020, 6,291,200 common shares were repurchased in the amount of R$318,828, and from October 2 to October 19, 2020, 2,149,600 common shares were repurchased in the amount of R$166,080, with unit cost. Maximum of R$61.24, minimum unit cost of R$ 47.37 and average unit cost of R$52.33.

On October 28, 2020, the Board of Directors of the subsidiary Rumo S.A. approved the share buyback program. The approved Program aims to acquire shares issued by the subsidiary to maintain such shares acquired in treasury, canceled or sold, or later sold in the market. The shares repurchased and held in treasury may, at the discretion of the Company's management, be used to fulfill obligations arising from action plans related to the retention of executives, in the form approved by the shareholders meeting at the General Meeting and by the Board of Directors. The maximum term for the acquisition of shares of the subsidiary under the Repurchase Program will be 18 months, starting on October 29, 2020 and ending on April 29, 2022. In this term, the repurchase limit of the subsidiary will be 21,482,277 shares.

94

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais - R$)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer